ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 16, 2016

CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
(Page 2)

AND

MANAGEMENT INFORMATION CIRCULAR
(Page 3)

DATED MAY 18, 2016

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

15th Floor, 1040 West Georgia Street
Vancouver, British Columbia V6E 4H1
Telephone: (604) 684-6365 Fax: (604) 684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting (the "Meeting") of Shareholders of Northern Dynasty Minerals Ltd. (the "Company") will be held at the 1500, 1055 West Georgia Street, Vancouver, British Columbia, on June 16, 2016 at 2:00 p.m., local time, for the following purposes:

1.	To receive the consolidated financial statements for the year ended December 31, 2015;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint auditors for the ensuing year;

4.

To consider, and if thought advisable, to approve the Company’s Shareholder Rights Plan Agreement and its continuation for a three year period as described in the accompanying Information Circular; and

5.	To consider any permitted amendment to or variation of any matter identified in this Notice; and to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Information Circular accompanying this notice contains details of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and will transact such other business as may properly come before the Meeting or any adjournment thereof.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular.

Non-registered shareholders (beneficial shareholders) who plan to attend the Meeting must follow the instructions set out in the accompanying form of proxy or voting instruction form, and in the Information Circular to ensure that your shares will be voted at the Meeting. If you hold your shares in a brokerage account you are a non-registered (beneficial) shareholder.

DATED at Vancouver, British Columbia, May 18, 2016.

BY ORDER OF THE BOARD

/s/ Ronald Thiessen
Ronald Thiessen
President and Chief Executive Officer

15th Floor, 1040 West Georgia Street
Vancouver, B.C. V6E 4H1
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR

15th Floor, 1040 West Georgia Street
Vancouver, B.C. V6E 4H1
Telephone No. (604) 684-6365 / Fax No. (604) 684-8092

INFORMATION CIRCULAR
as at May 18, 2016 (except as may otherwise be indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Northern Dynasty Minerals Ltd. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on June 16, 2016 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Northern Dynasty Minerals Ltd. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that hold securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper) form and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account, then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders and you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that may properly come before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). The Company is taking advantage of the provisions of National Instrument 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from Computershare, our transfer agent. The VIF is to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

v

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right, insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as you instruct; or (b) have any alternate representative you may choose duly appointed to attend the Meeting and vote your Common Shares.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend the Meeting and vote your Common Shares.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to the jurisdiction of, or a judgment by, a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare at the address shown on the preceding page or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia,      V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the "Board") of the Company has fixed May 9, 2016 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the "TSX") and on the NYSE MTK. As of the Record Date, there were 222,150,876 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, the only person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at the Record Date is:

Shareholder Name	Number of common Shares Beneficially Owned or Controlled	Percentage of Issued Common Shares
Stirling Global Value Fund Inc.(1)	30,181,119	13.59%
Kopernik Global Investors, LLC	29,948,277	13.48%

Notes:

1.          Derived from insider information publicly available at www.sedar.com.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2015, report of the auditor will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia and Ontario. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Northern Dynasty Minerals Ltd., 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, telephone: 604-684-6365 or 1-800-667-2114. These documents are also available through the Internet under the Company’s profile on SEDAR at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation. Subject to the majority vote policy, which is only a policy under which an elected director will offer his or her resignation, the nine nominees receiving the highest number of votes are elected, even if a director only gets one vote. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be elected.

ELECTION OF DIRECTORS

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

Majority Vote Policy

The Board has adopted a policy stipulating that if the votes "for" the election of a director nominee at a meeting of shareholders are fewer than the number voted "withhold", the nominee will submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board of Directors after reviewing the matter, and the Board will then decide within 90 days after the date of the meeting of shareholders whether to accept or reject the resignation. The Board will accept the resignation absent exceptional circumstances. The Board's decision to accept or reject the resignation will be disclosed by way of a press release, a copy of which will be sent to the Toronto Stock Exchange. If the Board does not accept the resignation, the press release will fully state the reasons for the decision. The nominee will not participate in any Committee or Board deliberations whether to accept or reject the resignation. This policy does not apply in circumstances involving contested director elections.

The Board has determined that ten (10) directors be elected to the Board at the Meeting. The following disclosure and accompanying biographical information sets out the names of management’s ten (10) nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years, the period of time during which each has been a director of the Company, and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction. The information as to shares and options beneficially owned or controlled is based on insider reports filed on www.sedi.ca as at May 9, 2016.

Name of Nominee;
Current Position with the Company, and City	Period as a Director of the	Common Shares Beneficially
and Province or State of Residence	Company	Owned or Controlled
Desmond M. Balakrishnan	Since December 2015	35,062 Shares (6)
Director		Nil Options
Vancouver, British Columbia
Marcel de Groot (1)	Since December 2015	68,884 Shares
Director		Nil Options
Vancouver, British Columbia
David E. De Witt (2)	Since February 2016	1,111,288 Shares
Director		Nil Options
Vancouver, British Columbia
Steven A. Decker (3)	Since March 2016	Nil Shares
Director		Nil Options
Sherman Oaks, California
Robert A. Dickinson	Since June 1994	4,067,620 Shares (7)
Chairman and Director		930,000 Options
Lions Bay, British Columbia

Name of Nominee;
Current Position with the Company, and City	Period as a Director of the	Common Shares Beneficially
and Province or State of Residence	Company	Owned or Controlled
Gordon B. Keep (4)	Since October 2015	335,136
Director		197,400 Options
Vancouver, British Columbia
David C. Laing	Since May 2016	186,778 Shares
Director		Nil Options
Vancouver, British Columbia
Christian Milau	Since May 2016	Nil Shares
Director		Nil Options
Vancouver, British Columbia
Kenneth W. Pickering (5)	Since August 2013	116,000 Shares
Director		230,000 Options
Chemainus, British Columbia
Ronald W. Thiessen	Since November 1995	2,758,878 Shares
President, CEO and Director		930,000 Options
West Vancouver, British Columbia

Notes:

1.	Mr. de Groot is the Chairman of the Audit and Risk Committee and a member of the Compensation Committee and Nominating and Governance Committee.

2.	Mr. De Witt is Chairman of the Nominating and Governance Committee and a member of the Audit and Risk Committee.

3.	Mr. Decker is a member of the Audit and Risk Committee and the Nominating and Governance Committee.

4.	Mr. Keep is a member of the Compensation Committee.

5.	Mr. Pickering is Chairman of the Compensation Committee.

6.	Mr. Balakrishnan shares are held through his affiliate, Balakrishnan Law Corporation.

7.	Certain of these Common Shares are held through an affiliated private company.

Biographical Information of Nominees for Director

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated. Where stated, "CEO" stands for "Chief Executive Officer" and "CFO", "Chief Financial Officer".

Desmond M. Balakrishnan BA., LLB. – Director

Mr. Balakrishnan is a lawyer practicing in the areas of Corporate Finance and Securities, Mergers and Acquisitions, Lending, Private Equity and Gaming and Entertainment for McMillan LLP, where he has been a partner since 2004. He has been lead counsel on over $500 million in financing transactions and in mergers and acquisitions aggregating in excess of $1 billion. He also serves as a director and/or officer of several resource, finance and gaming firms. He holds CLA and BA from Simon Fraser University and a Bachelor of Laws (With Distinction) from the University of Alberta.

Mr. Balakrishnan is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	December 2015	Present
Aroway Energy Inc.	TSX-V	Director	July 2010	Present
Big Sky Petroleum Corporation	TSX-V	Director	November 2011	Present
Contagious Gaming Inc.	TSX-V	Director	August 2014	Present
Electric Metals Inc.	TSX-V	Secretary	June 2009	September 2013
Great Gaming Corporation	TSX	Assistant Secretary	June 2006	October 2011
Hillcrest Petroleum Ltd.	TSX-V	Secretary	January 2008	August 2015
Network Exploration Ltd.	TSX-V	Secretary	May 2008	Present
Petro Basin Energy Corp.	TSX-V (NEX)	Director	February 2012	Present
Planet Mining Exploration Inc.	TSX-V	Director	August 2015	Present
Poydras Gaming Finance Corp.	TSX-V	Secretary	April 2010	May 2014
Red Rock Capital Corp.	TSX-V (NEX)	Director	February 2012	Present
Shelby Ventures Inc.	TSX-V (NEX)	Director	December 2010	Present
Yankee Hat Minerals Ltd.	TSX-V	Secretary	January 2005	November 2012

Marcel H. de Groot, B.Com., CPA, CA – Director

Mr. de Groot is a Chartered Professional Accountant (Chartered Accountant) whose experience as a director and/or officer of companies in the mineral sector spans some 20 years. Mr. de Groot is Co-founder and President of Pathway Capital, a venture capital company that collaborates with successful mining entrepreneurs to create new ventures. He holds a Bachelor of Commerce degree from the University of British Columbia.

Mr. de Groot is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	December 2015	Present
Anthem United Inc.	TSX-V	Director	April 2014	Present
Asanko Gold Inc.	TSX, NYSE MKT	Director	July 2009	Present
Esperanza Resources Corp.	TSX-V	Director	May 2012	August 2013
Lowell Copper Ltd.	TSX-V	President and Director	March 2007	Present
Luna Gold Corp.	TSX-V	Director and Chairman	June 2000	July 2012
Premier Royalty Inc.	TSX-V	Director	May 2013	October 2013
Sandstorm Metals & Energy Ltd.	TSX-V	Director	March 2010	October 2014

David E. De Witt, B.Com., LLB. – Director

Mr. De Witt is a founder and the Chairman of Pathway Capital Ltd., a Vancouver based private venture capital company. Mr. De Witt has extensive experience in the areas of corporate and securities law, as well as mergers and acquisitions. Mr. De Witt graduated with a BCom., LLB from the University of British Columbia and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He currently holds directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia.

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Mr. De Witt is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	February 2016	Present
Bear Creek Mining Corporation	TSX-V	Director	May 2003	Present
Lowell Copper Ltd	TSX-V	Director	July 2013	September 2015
Mission Gold Ltd.	TSX-V	President and Director	July 2015	December 2015
Nautilus Minerals Inc.	TSX, AIM	Director	May 2006	June 2012
Sandstorm Gold Ltd.	TSX	Director	April 2008	Present
Sandstorm Metals & Energy Ltd.	TSX-V	Director	May 2010	July 2014
Turnberry Resources Ltd.	TSX-V	Director	April 2011	April 2014

Steven A. Decker, CFA – Director

Mr. Decker is a Chartered Financial Analyst® charterholder with more than 20 years of investment experience as an Analyst and Portfolio Manager. He holds an MBA in Finance from the Marshall School of Business at the University of Southern California where he received the Marcia Israel Award for Entrepreneurship and was a manager of the California Equity Fund.

Mr. Decker is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	March 2016	Present

Robert A. Dickinson, B.Sc., M.Sc. – Director and Chairman of the Board

Robert Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of public companies associated with HDSI. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	June 1994	Present
		Chairman	April 2004	Present
Amarc Resources Ltd.	TSX-V, OTCBB	Director	April 1993	Present
		Chairman	April 2004	Present
Curis Resources Ltd.	TSX	Director	November 2010	November 2012
		Chairman	November 2010	December 2010
Heatherdale Resources Ltd.	TSX-V	Director	November 2009	Present
Northcliff Resources Ltd.	TSX	Director	June 2011	Present
		Chairman	June 2011	January 2013
Rathdowney Resources Ltd.	TSX-V	Director and	March 2011	December 2011
Chairman
Quartz Mountain Resources Ltd.	TSX-V	Director	December 2011	Present

Company	Name of Market	Positions Held	From	To
		Chairman	December 2011	November 2012
Taseko Mines Limited	TSX, NYSE MKT	Director	January 1991	Present

Gordon B. Keep, B.Sc., MBA, P.Geo. – Director

Gordon Keep is a Professional Geologist with extensive business experience in investment banking and creating public natural resource companies. Mr. Keep is CEO of Fiore Management & Advisory Corp., a private financial advisory firm. He also serves as an officer and/or director for several natural resource companies. He holds a B.Sc. in Geological Science from Queen's University and an MBA from the University of British Columbia.

Mr. Keep is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	October 2015	Present
Cannon Point Resources Ltd.	TSX-V	CEO and Director	July 2009	October 2015
CarbonOne Technologies Inc.	TSX-V	Director	July 2015	Present
Catalyst Copper Corp.	TSX-V	Director	April 2008	Present
Eastern Platinum Limited	TSX, JSE	Director	November 2003	Present
Encanto Potash Corp.	TSX-V	Director	December 2008	Present
		Chairman	October 2009	Present
Klondike Gold Corp.	TSX-V	Director	December 2013	Present
Oceanic Iron Ore Corp.	TSX-V	Director	September 2010	Present
Pacific Topaz Resources Ltd.	TSX-V (NEX)	CFO and Secretary	March 2011	April 2013
Peregrine Diamonds Ltd.	TSX	Director	February 2005	July 2015
Peregrine Metals Ltd.	TSX	Director	June 2009	October 2011
Petroamerica Oil Corp.	TSX-V	Secretary	January 2008	August 2014
Petromanas Energy Inc.	TSX-V	Director	August 2010	Present
		Secretary	November 2006	June 2011
PNO Resources Ltd.	TSX-V (NEX)	President and	July 2007	April 2013
Director
Prima Columbia Hardwood Inc.	TSX-V	Director	July 2007	June 2013
Renaissance Oil Corp.	TSX-V	Director	September 2014	Present
Royce Resources Corp.	TSX-V (NEX)	CFO and Secretary	March 2011	April 2013
Rusoro Mining Ltd.	TSX-V	CFO and Secretary	November 2006	Present
Skyridge Resources Ltd.	TSX-V (NEX)	Director	December 2007	April 2013
Tapango Resources Ltd.	TSX-V (NEX)	CFO and Secretary	February 2007	April 2013
Uracan Resources Ltd.	TSX-V	Director	November 2003	Present

David Laing, BSc Mining Engineering – Director

Mr. Laing is a Mining Engineer with 40 years’ experience in mining operations, projects, engineering studies, mining finance, investor relations, mergers and acquisitions, corporate development, and company building. Mr. Laing was the Chief Operating Officer ("COO") of True Gold Mining Inc. Prior to joining True Gold, Mr. Laing was COO and led the origination and execution of stream financing transactions of Quintana Resources Capital ULC, a base metals streaming company. He was also one of the original executives of Endeavour Mining Corporation as the group grew from one mine in Burkina Faso to a 500,000 ounce gold producer in

West Africa. Mr. Laing was an integral part of the acquisition and integration of three junior gold producers and led the feasibility of a fourth project, in Burkina Faso. Prior to these recent roles, Mr. Laing held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp. and various roles at Billiton and Royal Dutch Shell's mining business.

Mr. Laing is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	May 2016	Present
Arian Silver Corporation	LSE	Director	December 2014	July 2015
CB Gold Inc.	TSX-V	Director	April 2014	August 2015
Catalyst Copper Corp.	TSX-V	President, CEO and	March 2014	August 2014
Director
KBL Mining Limited	ASX	Director	March 2015	January 2016
Sandspring Resources Ltd.	TSX-V	Director	August 2015	Present
True Gold Mining Inc. [1]	TSX-V	COO	July 2015	April 2016

Note:

1.	The Company was acquired by Endeavour in April 2016 and its shares were delisted.

Christian Milau, CPA, CA, CPA (Illinois) – Director

Mr. Milau is is a Chartered Professional Accountant (Chartered Accountant). He was President and CEO of True Gold Mining Inc. and negotiated and closed its sale to Endeavour Mining Corporation ("Endeavour"), where previously he served as Executive Vice President and CFO. While at Endeavour, Mr. Milau played a leading role in Endeavour’s acquisition, financing, development, and operation of four gold mines in Burkina Faso, Côte d’Ivoire, Ghana and Mali. Mr. Milau has finance and capital markets experience as well as operational, government and stakeholder relations experience in West Africa, including successfully negotiating with governments on various mining conventions and tax matters. Prior to these recent roles, Mr. Milau was Treasurer of New Gold Inc. during the company’s high growth period from 2008 to 2011 when he was involved in the financing and construction of the New Afton mine in British Columbia.

Mr. Milau is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	May 2016	Present
Endeavour Mining Corporation	TSX	Executive Vice President and CFO	April 2011	March 2015
True Gold Mining Inc.1	TSX-V	President, CEO and Director	March 2015	May 2016

Note:

1.	The Company was acquired by Endeavour in April 2016 and its shares were delisted.

Kenneth W. Pickering, PEng. – Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	September 2013	Present
Endeavour Silver Corp.	TSX, NYSE	Director	August 2012	Present
THEMAC Resources Group Limited	TSX-V	Director	March 2011	Present
Pan Aust Minerals	ASX	Director	October 2011	Present
Enaex Chile	IPSA	Director	May 2011	Present

Ronald W. Thiessen, FCPA, FCA – President, Chief Executive Officer and Director

Mr. Thiessen is a Chartered Professional Accountant (Chartered Accountant) with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Name of Market	Positions Held	From	To
Northern Dynasty Minerals Ltd.	TSX, NYSE MKT	Director	November 1995	Present
		President and	November 2001	Present
CEO
Amarc Resources Ltd.	TSX-V, OTCBB	Director	September 1995	Present
		CEO	September 2000	Present
		President	September 2000	November 2014
Atlatsa Resources Corporation	TSX-V, JSE	Director	April 1996	June 2011
NYSE MKT
Detour Gold Corporation	TSX	Director	July 2006	May 2012
Farallon Mining Ltd.	TSX	Director	August 1994	January 2011
		Chairman	December 2005	January 2011
Great Basin Gold Ltd.	TSX, NYSE MKT,	Director	October 1993	June 2013
	JSE	Chairman	November 2006	June 2013
Quartz Mountain Resources Ltd.	TSX-V	President, CEO	December 2011	Present
and Director
Taseko Mines Limited	TSX, NYSE MKT	Director	October 1993	Present
		Chairman	May 2006	Present

Except as disclosed below, none of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Within the last 10 years before the date of this Information Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

As publicly disclosed at www.sedar.com, Great Basin Gold Ltd. ("GBG"), a company on whose board Mr. Thiessen served became insolvent and was liquidated commencing in September 2012. GBG was developing two gold projects using substantial debt financing when gold prices began their precipitous fall. Mr. Thiessen resigned in June 2013.

On May 21, 2013, the British Columbia Securities Commission ("BCSC") issued a cease trade order against Rusoro Mining Ltd. ("Rusoro"), a company for which Mr. Keep serves as a director. The cease order was for the failure by Rusoro to file its audited financial statements for the year ended December 31, 2012 and related MD&A. On June 5, 2013, and June 7, 2013, respectively, similar cease trade orders were issued against Rusoro by the Ontario Securities Commission ("OSC") and the Autorité des Marchés Financiers ("AMF"). On August 19, 2013 Rusoro filed its December 31, 2012 financial statements and related MD&A. On August 21, 2013, (BCSC), August 28, 2013 (AMF) and on September 4, 2013 (OSC) granted full revocations of the cease trade order issued by each of them. Rusoro was unable to file its December 31, 2012 financial statements and MD&A by the required filing deadline because it experienced significant delays in preparing them due to the nationalization by the Venezuelan government of Rusoro’s gold mining assets in Venezuela.

Multiple Directorships

Several directors of the Company also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that, as a consequence of his activity in the mineral industry and serving on such other boards, a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of the Company and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on the Company’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course, which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company whose board the director serves. In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of the Company in respect of any transaction involving that other company or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfil their duties to act honestly and in the best interests of the Company as required by law.

APPOINTMENT OF AUDITOR

Deloitte LLP ("Deloitte"), Independent Registered Public Accounting Firm, Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company. Deloitte was first appointed auditor of the Company on April 21, 2009 by the Audit and Risk Committee.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has a formal mandate as outlined in the Corporate Governance Policies and Procedures Governance Manual (the "Governance Manual"), dated December 1, 2014. The Governance Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitoring of its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring of senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. The Governance Manual also includes written charters for each committee and it contains a code of ethics, policies dealing with issuance of news releases and disclosure documents, as well as share trading black-out periods. Further, in the Governance Manual the Board encourages but does not require continuing education for all the Company’s directors. A copy of the Governance Manual is available for review on the Company’s website under Corporate Governance at www.northerndynastyminerals.com.

Composition of the Board of Directors

Applicable governance policies require that a listed issuer’s board of directors determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the Company. Governance authorities generally recommend that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below) Northern Dynasty notes however that the remunerative relationships which make the below directors technically non-independent are not in the Board’s view sufficient to represent a material relationship which would impact their discretion as directors.

A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board of directors, and the board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors for members of the board of directors when they consider it advisable.

Under the policies, an "independent" director is one who "has no direct or indirect material relationship" with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to, materially interfere with the exercise of the director’s independent judgment. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or employed by the Company’s external auditor. An individual who (or whose family member) is or has been within the last three years, an executive officer of an entity where any of the Company’s executive officers served at the same time on that entity’s Compensation Committee is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board is proposing ten (10) nominees to be elected to the office of director, seven (7) of whom can be considered "independent" directors. The "independent" nominees are Marcel de Groot, David De Witt, Steven Decker, Gordon Keep, David Laing, Christian Milau and Ken Pickering. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are: Robert Dickinson (Chairman of the Board and geological consultant for the Company), Ronald Thiessen (President and Chief Executive Officer) and Desmond Balakrishnan (a partner of McMillan LLP, counsel to the Company).

Messrs. Dickinson and Thiessen serve together on boards of directors of other publicly traded companies associated with Hunter Dickinson Inc. ("HDI"), a private company. Messrs. Dickinson and Thiessen are directors of HDI. As described in the Company’s Annual Information Form, HDI is the parent company of Hunter Dickinson Services Inc. ("HDSI"), which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company at a cost which in the Board’s view does not exceed the fair market value of such services. HDSI employs members of the executive management of some of these public companies (of which the Company is one) and in turn invoices those companies for their share of these services, pursuant to annually set rates.

The Board’s Nominating and Governance Committee (the "NG Committee") formalizes the process of ensuring high calibre directors and proper director succession planning. The NG Committee currently consists of David De Witt (Chair), Steven Decker and Marcel de Groot, all of whom are independent (discussed above).

The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, members of the Board and shareholders is good. Meetings of independent directors are not held on a regular scheduled basis but communications among this group occurs on an ongoing basis and as needs arise from regularly scheduled meetings of the Board or otherwise. The number of these meetings has not been recorded but it would be less than five in the financial year that commenced on January 1, 2015. The Board also encourages independent directors to bring up and discuss any issues or concerns and the Board is advised of and addresses any such issues or concerns raised thereby.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company’s management. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

Applicable regulatory governance policies require that (i) the Board’s Audit and Risk Committee be composed only of independent directors, and the role of the Audit and Risk Committee be specifically defined and include the responsibility for overseeing management’s system of internal controls, (ii) the Audit and Risk Committee have direct access to the Company’s external auditor, (iii) other committees of the Board be composed of at least a majority of independent directors (iv) the Board expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the Company’s approach to governance issues, and (v) the Board appoint a committee, composed of a majority of independent directors, with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.

The following committees have been established by the members of Northern Dynasty’s board of directors:

Committee	Membership
Marcel de Groot (Chair)
Audit and Risk Committee	David De Witt
Steven Decker
Gordon Keep
Compensation Committee	Marcel de Groot
Ken Pickering (Chair)
Steven Decker
Nominating and Governance Committee	Marcel de Groot
David De Witt (Chair)

For information concerning the Audit and Risk Committee please see Item 19 and Appendix A, of the Company’s Annual Information Form filed under the Company’s profile on SEDAR at www.sedar.com on March 30, 2016.

Compensation Committee

The Compensation Committee recommends compensation for the directors and executive officers of the Company. See further disclosure under the heading, Statement of Executive Compensation. The Compensation Committee charter is included in the Governance Manual and is available for viewing at or can be downloaded from the Company’s website under Corporate Governance, at www.northerndynastyminerals.com.

The function of the Compensation Committee includes review, on an annual basis, of the compensation paid to the Company’s executive officers and directors, review of the performance of the Company’s executive officers and making recommendations on compensation to the Board.

The Compensation Committee administers the Company’s share option plan and periodically considers the grant of share options. Share options have been granted to the executive officers and directors and certain other service providers, taking into account competitive compensation factors and the belief that share options help align the interests of executive officers, directors and service providers with the interests of shareholders.

The Compensation Committee also administers the Company’s Deferred Share Unit Plan and Restricted Share Unit Plan.

Nominating and Governance Committee (“NG Committee”)

The charter for the NG Committee is included in the Governance Manual and is available for viewing at or can be downloaded from the Company’s website under Corporate Governance, at www.northerndynastyminerals.com.

The NG Committee has been given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and of assisting members of the Board in carrying out their duties. The NG Committee also reviews with the Board the rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with proper governance practices.

The nominating function of the NG Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of director of the Company.

The NG Committee does not set specific minimum qualifications for director positions. Instead, the NG Committee believes that nominations for election or re-election to the Board should be based on a particular candidate’s merits, skills and the Company’s needs after taking into account the current composition of the Board. When evaluating candidates annually for nomination for election, the NG Committee considers each individual’s skills, the overall diversity needs of the Board (skills mix, age profiles gender, work and life experience) and independence and time availability.

The NG Committee seeks to achieve for the Board a balance of industry and business knowledge and experience, including expertise in the mining industry, in regulatory and public policy issues, in management and operations and in transactional situations, as well as independence, financial expertise, public company experience, sound judgment and reputation.

The NG Committee continues to believe that a diverse Board offers depth of perspective and enhances Board operations. As such, the NG Committee strives to identify candidates with the ability to strengthen the Board. The NG Committee does not specifically define diversity, but considers diversity of experience, education, ethnicity and gender, as part of its overall annual evaluation of director nominees. The Board appreciates that women have been under represented on Canadian boards, and the Company believes that enhancing gender diversity will strengthen the Board. However, the Board does not establish quotas for any selection criteria, as the composition of the Board is based on numerous factors and the character of a candidate and the selection is often a function of the "best available" candidate.

The Company has not adopted an express policy specifically addressing gender diversity, nor has the Company set any numerical timeline objectives for increasing gender diversity. The Company currently has no female board members or senior executives. Due to the relatively smaller size of the Company, the Board does not consider it necessary to implement a specific gender diversity policy at this time but the issue remains under review. Should a specific gender diversity policy be considered to be of increasing importance in the future, any adopted policy will be explained to shareholders and input will be welcomed. The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds which are of dubious legality as a form of age related discrimination. However, review by the NG Committee of the performance of all Board members and senior officers of the Company is ongoing and it is within the mandate of the NG Committee to keep within its scope the possibility of imposing such limits in the future

The Company has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually under the direction of the NG Committee and those assessments are then provided to the Board.

The Company’s code of ethics, as set out in the Governance Manual, provides a framework for undertaking ethical conduct in employment. Under the code of ethics the Company will not tolerate any form of discrimination or harassment in the workplace.

Board of Directors Decisions

Good governance policies require the Board of a listed corporation, together with its chief executive officer, to develop position descriptions for the Board and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a Board committee remains with the full Board. The Board has approved written position descriptions for the Chairman of the Board and the Chairmen of the Board Committees.

Recruitment of New Directors and Assessment of Board of Directors Performance

Good governance policies require that (i) the board of directors of every listed corporation implement a process for assessing the effectiveness of the Board and its committees, and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board of directors review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The following table sets forth the record of attendance of Board, Audit and Risk, Compensation and NG Committee meetings by Directors for the 12 month period ended December 31, 2015:

Director	Board of Directors Meetings	Audit and Risk Committee Meetings	NG Committee Meetings	Compensation Committee Meetings
Desmond Balakrishnan (6)	N/A
Scott Cousens (7)	5 of 5
Marcel de Groot (5)	N/A

Director	Board of Directors Meetings	Audit and Risk Committee Meetings	NG Committee Meetings	Compensation Committee Meetings
Robert Dickinson	5 of 5
Gordon Fretwell (1)(7)	5 of 5	3 of 4	1 of 1	N/A
Russell Hallbauer (7)	5 of 5
Gordon Keep (4)	1 of 1
Wayne Kirk (2)(7)	5 of 5	3 of 4	1 of 1	N/A
David Laing (8)	N/A
Christian Milau (8)	N/A
Peter Mitchell (3)(7)	4 of 5	4 of 4		N/A
Ken Pickering	4 of 5		2 of 2
Marchand Snyman (7)	5 of 5
Ronald Thiessen	5 of 5

Notes:
1.	Previous Compensation Committee Chairman. Ken Pickering is the current Compensation Committee Chair.
2.	Previous NG Committee Chair. David De Witt is the current NG Committee Chair.
3.	Previous Audit and Risk Committee Chair.
4.	Mr. Keep was appointed to the Board on October 29, 2015. There was one Board meeting thereafter in 2015.
5.	Mr. de Groot was appointed to the Board on December 24, 2015 and is the current Audit and Risk Committee Chair.
6.	Mr. Balakrishnan was appointed to the Board on December 15, 2015.
7.	Messrs. Cousens, Fretwell, Hallbauer, Kirk, Mitchell and Snyman resigned as directors on February 24, 2016. Mr. Snyman continued as CFO for the Company.
8.	Messrs. Laing and Milau were appointed to the Board on May 12, 2016.

Directorships

The section entitled "Election of Directors" above gives details of other reporting issuers of which each director is a director and officer where applicable.

Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they generally are acquainted with the Company’s mineral project(s) and the expectations of directors, or they would receive orientation commensurate with their previous experience on the Company’s properties, business, technology and industry and the responsibilities of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with appropriate education programs and/or suggestions to undertake continuing director education, the cost of which will be borne by the Company. During the year, the Company, through HDSI, provided information sessions to the directors on various corporate governance topics.

Ethical Business Conduct

The Board has a formal ethics policy which is contained in the Governance Manual and which is available for download from the Company’s website under Corporate Governance at www.northendynastyminerals.com. In addition, the Board has implemented an annual procedure whereby directors and officers sign off on and ratify that they have read and understand the Company’s code of ethics and that they are unaware of any violations thereof.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The NG Committee recommended to the Board the ten (10) directors as nominees for election in 2016. See the description of the NG Committee above under the heading, Committees of the Board of Directors.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. The NG Committee oversees an annual formal assessment of the Board and its three main committees namely the Audit and Risk Committee, Compensation Committee and NG Committee. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS Named Executive Officers

In this section "Named Executive Officer" (or "NEO") means each of the following individuals:

(a)	the Chief Executive Officer ("CEO");

(b)	the Chief Financial Officer ("CFO");

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2015.

The NEOs of the Company as at December 31, 2015 are as follows:

•	Mr. Ronald Thiessen – President and CEO of the Company;

•	Mr. Marchand Snyman – CFO of the Company;

•	Mr. Thomas Collier – Chief Operating Officer – PLP President and Chief Executive Officer;

•	Mr. Peter Robertson – PLP Senior Vice President Corporate Affairs; and

•	Mr. Sean Magee - Vice President Public Affairs of the Company.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended December 31, 2015.

Compensation Committee

As indicated above, the Company has a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation. The charter for the Compensation Committee is included in the Corporate Governance Policies and Procedures Governance Manual and is available for viewing from the Company’s website under Corporate Governance at www.northerndynastyminerals.com.

The current members of the Compensation Committee of the Company as stated above are Ken Pickering (Chair), Marcel de Groot and Gordon Keep, all of whom are independent directors. The previous Compensation Committee did not formally meet during the year, but did undertake business by way of consent resolution. The Compensation Committee assists the Board in carrying out its responsibilities relating to executive and director compensation.

The members of the Compensation Committee possess the skills and experience that enable the committee to make decisions on the suitability of the Company’s compensation policies and practices.

As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in:

(a)	reviewing compensation philosophy including base compensation structures & incentive programs;

(b)	reviewing specific executive and director compensation;

(c)	administering of share options and other equity based compensation plans and the determination of share option grants; and

(d)	reviewing performance goals and the assessments of corporate officers.

Messrs. Pickering (Chair), de Groot and Keep, serve on other boards of publicly traded mining companies and have experience in the area of compensation and related issues.

See disclosure under "Biographical Information of Nominees for Director" for relevant education and experience of policies of the Compensation Committee.

The Compensation Committee (the "Committee") has, among other things, the following duties, responsibilities and authority:

(a)

to recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on its committees. The Committee shall review director compensation at least annually.

(b)

to annually review the Company’s base compensation structure and the Company's incentive compensation, share option and other equity-based compensation programs and recommend changes in or additions to such structure and plans to the Board as needed.

(c)	to recommend to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)

to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers, and recommend incentive compensation participation levels for Officers under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(e)	to evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(f)

to periodically review with the Chairman and CEO their assessments of corporate officers and senior managers and succession plans and make recommendations to the Board regarding appointment of officers and senior managers.

(g)	to administer the Company's share option and other equity based compensation plans and determine the annual grants of share options and other equity based compensation.

(h)	to recommend to the NG Committee the qualifications and criteria for membership on the Compensation Committee.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee members as aforementioned. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management, although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar junior mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The Company’s senior management compensation program is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company employs a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international publications such as the Mercer Mining Industry Compensation Survey and Hays Group Global Mining Compensation Review. Payment of a cash salary fits within the objective of the compensation program since it rewards each NEO for performance of his duties and responsibilities.

Bonus Compensation

Except as outlined herein, there are currently no performance goals set by the Company for executive bonus compensation. Bonus compensation is awarded at the discretion of the Board and the Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses. The Company’s objective is to achieve certain strategic objectives and milestones relating to the Pebble Limited Partnership. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses.

Mr. Collier’s employment agreement provides for a discretionary bonus based on performance milestones related to the advancement of the Pebble Project, and in addition to the discretionary bonus, the payment of an extraordinary bonus (the "Bonus") in the event that a positive final record of decision in respect of a 404 permit for the Pebble Project is issued by the United States Army Corps of Engineers ("ROD") as follows:

The Bonus for a final positive ROD will be payable as follows:

a.	within four years from date of application US$12.5 million.

b.	within five years from date of application US$10.0 million.

c.	within six years from date of application US$7.5 million.

In the event that the Board determines to delay the permit process or file a material modification of the permit application (the "Permit Modification") the date such delay is reversed and the Pebble Limited Partnership ("PLP") renews its efforts to actively pursue the permit or the date such Permit Modification is filed shall be substituted for the foregoing date of application.

Notwithstanding the foregoing, in the event of litigation following the issuance of the ROD, then an amount equal to 35% of the Bonus as determined above will be paid out and the balance (65%) paid out after the later of the running of all statutes of limitation or the settlement or resolution of all litigation related to the ROD in favor of PLP. For the purposes hereof litigation related to the ROD will be considered settled or resolved in favor of PLP only if PLP is able to proceed with the development and construction of the same project in all material respects that was approved under the ROD. In the event the Company is required to pay all or a part of the Bonus, the Company may pay such in cash or in stock of the Company at the Company's sole election.

In 2015 Mr. Collier received bonus compensation in the form of a cash payment of US$526,500 with respect to fiscal 2014. Initially the Board proposed to satisfy US$426,500 of said bonus compensation through the grant of Restricted Share Units to Mr. Collier, however, the Board ultimately made the decision to pay this amount in cash instead.

Except as outlined herein for the most recently completed fiscal year, there were no bonuses paid.

The Company obtains salary and bonus information through its affiliation to the HDI group of companies. No compensation was paid directly to HDSI or any compensation consultant for compensation services for the two most recently completed financial years.

All Other Fees

There were no other fees paid to any consultants or advisors relating to executive compensation.

Equity Participation – Option Based Awards

The Company has a share option plan which was last approved by shareholders on May 16, 2014 (the "Option Plan"). The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders, and foster their continued association with the Company.

Long term incentives are comprised of share options. The Compensation Committee is delegated the authority to grant share options. The Compensation Committee reviews the grants of share options to directors, management, employees and consultants. Share options are generally granted annually, and at other times of the year to individuals commencing employment with the Company. Share option exercise prices are set in accordance with TSX rules and are based on the five-day volume weighted average closing price prior to the date of grant.

The Company believes that encouraging its executives, employees and directors to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Option Plan. Share options are granted taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses, and competitive factors. Share options vest on terms established by the Compensation Committee.

The Company’s long term incentives are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent employees, motivating performance through incentive compensation, promoting greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enabling employees to participate in the long-term growth and financial success of the Company. Share options provide employees with the opportunity to participate in the growth of the Company’s share price as well as benefit from the favourable tax treatment applicable to this form of compensation.

See disclosure under "Securities Authorized for Issuance under Equity Compensation Option Plans" for material terms of the Company’s Option Plan.

Equity Participation – Restricted Share Unit Plan and Deferred Share Unit Plan

The Company has also adopted a Restricted Share Unit Plan (the "RSU Plan") and a Deferred Share Unit Plan (the "DSU Plan") which were approved by the Company’s shareholders in July 2015. See “Securities Authorized For Issuance Under Equity Compensation Plans” for a description of the RSU Plan and the DSU Plan.

General

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is a restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For the years ended December 31, 2015 and 2014 no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company for the past five years of the Company on the TSX with a cumulative total shareholder return on the S&P/TSX Composite Index.

NEO compensation increased from 2010 to 2011 principally as a result of the grant of share options early in the year when the market share price were at historic highs. From 2011 to 2014, the Company’s Shares performed negatively relatively to the TSX for number of reasons which the Board believes included the adverse actions by the United States Environmental Protection Agency (the "EPA") pertaining to the EPA’s Bristol Bay Watershed Assessment and the threat of a pre-emptive veto by the EPA under Section 404(c) of the Clean Water Act to consider severe restrictions or a prohibition on mining activities in the vicinity of the Pebble deposit. While the Company believes that its legal rights will be upheld by the Courts and that the Company will ultimately be able to apply for the necessary permits under National Environmental Protection Act, the uncertainty surrounding the EPA’s actions has contributed to a significant and material decline in the Company’s Share price. To add to the mix the continued weakness in the junior mining sector and the withdrawal of the Company’s partner from the Pebble Project in late 2013, contributed to the weakness in the Company’s share price performance. In 2012 and 2013 NEO compensation was on par but significantly less than in 2011 as no share options were granted to directors. In 2014, NEO Compensation increased due in part to the inclusion of the new CEO for PLP and the granting of options. This increase contrasted with the negative performance in the Company’s shares relative to the performance of the TSX. In 2015, the Company NEO compensation was on par with 2014 despite the payment of an incentive bonus paid to the CEO of PLP relating to the prior year. The Company’s market share price continued to be negatively impacted by the EPA’s activities as well as the general malaise in junior mining shares throughout 2015 and to-date.

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31 is as set out below and expressed in Canadian dollars unless otherwise noted:

				Non-equity incentive
				plan compensation ($)

				Annual	Long-
			Option-	incentive	term		All other	Total
			based	plans	incentive	Pension	compen-	compen-
Name and		Salary	awards	($)	plans	value	sation	sation
principal position	Year	($)	($)		($)	($)	($)	($)
Ronald	2015	500,500	130,500(4)	Nil	Nil	Nil	Nil	631,000
Thiessen(2)(3)	2014	500,500	427,200(5)	Nil	Nil	Nil	Nil	927,700
President & CEO	2013	460,500	Nil	Nil	Nil	Nil	Nil	460,500
Marchand	2015	290,500	130,500(4)	Nil	Nil	Nil	Nil	420,500
Snyman(2)(3)	2014	240,500	427,200(5)	Nil	Nil	Nil	Nil	667,700
CFO	2013	198,000	Nil	Nil	Nil	Nil	Nil	198,000
Thomas C. Collier	2015	831,202	Nil	673,273(10)	Nil	Nil	104,731(11)(12)	1,609,206
PLP CEO(1)(7)	2014	635,148(1)	352,500(6)	Nil	Nil	Nil	81,978(11)(12)	1,069,626
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Peter Robertson(1)(8)	2015	530,690	Nil	Nil	Nil	Nil	20,332(11)	551,023
PLP Senior VP	2014	458,409	58,750(6)	Nil	Nil	Nil	17,231(11)	534,390
Corporate Affairs	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Sean Magee(2)(9)	2015	341,956	14,500(4)	Nil	Nil	Nil	Nil	356,456
VP Public Affairs	2014	272,748	167,000(5)(7)	Nil	Nil	Nil	Nil	439,748
	2013	192,989	Nil	Nil	Nil	Nil	Nil	192,989

Notes:

1.

Salaries except for Messrs. Collier and Robertson are paid in Canadian dollars. An annual average exchange rate of Cdn$1.00 = US$0.7820 has been applied for the period of January 1, 2015 to December 31, 2015 for figures reported for Messrs. Collier and Robertson (for January 1, 2014 to December 31, 2014, an average annual exchange rate Cdn$1.00 = US$0.9053 was applied).

2.

Salary for Messrs. Thiessen, Snyman and Magee is paid to HDSI. The compensation amount shown is the amount paid to HDSI directly for Messrs. Thiessen, Snyman and Magee based on the estimated amount of time spent providing services to the Company, including the Pebble Partnership.

3.

Messrs. Thiessen, Snyman and Magee do not serve the Company on a full time basis, and their salary from the Company is allocated based on the estimated amount of time spent providing services to the Company. For 2015, Mr. Thiessen spent 80% of his time (2014-78%, 2013-78%), Mr. Snyman spent 65% (2014-54%, 2013- 54%,) and Mr. Magee spent 91% (2014-93%, 2013-80%) of their estimated amount of time on providing executive services to the Company.

4.

The options were granted in October 2015 pursuant to the Corporation’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 79.85%, expected dividend yield of 0%, and risk-free interest rate of 0.88%. The Black-Scholes grant date fair value for these awards was Cdn$0.29 per option which was 58% of the option exercise price.

5.

The options were granted in February 2014 pursuant to the Company’s Option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of five years, expected volatility of 65.79%, expected dividend yield of 0%, and risk-free interest rate of 1.62%. The Black-Scholes grant date fair value for these awards was Cdn$0.89 per option which was 50% of the option exercise price.

6.

The options were granted in April 2014 pursuant to the Company’s Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of five years, expected volatility of 67.44%, expected dividend yield of 0%, and risk-free interest rate of 1.64%. The Black-Scholes grant date fair value for these awards was Cdn$0.47 per option which was 53% of the option exercise price.

7.

The options were granted in September 2014 pursuant to the Company’s Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of five years, expected volatility of 67.42%, expected dividend yield of 0%, and risk-free interest rate of 1.69%. The Black-Scholes grant date fair value for these awards was Cdn$0.39 per option which was 54% of the option exercise price.

8.	Mr. Collier was appointed to the position of CEO of the Pebble Limited Partnership on February 1, 2014 and is employed and paid through a subsidiary of the Company.

9.	Mr. Robertson holds the position of Senior Vice President of Corporate Affairs of the Pebble Limited Partnership and is employed and paid through a subsidiary of the Company.

10.	Mr. Collier received a bonus of US$526,500 in respect to fiscal 2014.

11.

A subsidiary of the Company has a 401(k) retirement savings plan for U.S. employees whereby employees are able to contribute a portion of their pay and receive a dollar for dollar Company match up to 6% of their pay, subject to IRS limitations.

12.	Mr. Collier receives a housing allowance as Mr. Collier’s primary residence is outside of Alaska.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The Company currently only has an option-based awards plan and does not have any share based awards plan. The following table sets out the option-based awards outstanding as at December 31, 2015, for each NEO:

		Option-based Awards
	Number of			Value of
	securities			unexercised in-
	underlying	Option exercise	Option expiration	the-money
	unexercised	price	date	options(1)
Name	options (#)	($)	m – d – y	($)
Ronald Thiessen	450,000	0.50	Oct-20-2020(2)	Nil
President and CEO	480,000	1.77	Feb-26-2019(3)
Marchand Snyman	450,000	0.50	Oct-20-2020(2)	Nil
CFO	480,000	1.77	Feb-26-2019(3)
Thomas C. Collier PLP CEO	750,000	0.89	Apr-16-2019(2)	Nil
Peter Robertson PLP Senior VP Corporate Affairs	125,000	0.89	Apr-16-2019(2)	Nil
Sean Magee	50,000	0.50	Oct-20-2020(2)	Nil
VP Public Affairs	200,000	0.72	Sep-15-2019(3)	Nil
	100,000	1.77	Feb-26-2019(3)	Nil
	100,000	3.00	Jun-29-2017(4)	Nil

Notes to previous table:

1.	The value is the difference between the closing price of $0.42 per common share on the TSX at December 31, 2015 and the exercise price of options.

2.	Options were granted during the year ended December 31, 2015.

3.	Options were granted during the year ended December 31, 2014.

4.	Options were granted during the year ended December 31, 2012.

During the most recently completed financial year, the Company awarded an aggregate of 5,103,000 options. The following is a summary of the options awarded during the most recently completed financial year:

1.

On September 15, 2015, the Company granted 200,000 options with an exercise price of $0.72 per Common Share and a five year term an officer of the Company. The options vest in three equal tranches: one third vested on date of grant, one third vests 12 months from the grant date and one third vests 24 months following the grant date.

2.

On October 20, 2015 the Company granted 3,657,000 options with an exercise price of $0.70 per Common Share and a five year term to directors, officers, employees and consultants of the Company and to employees of the Pebble Partnership. The options have either a three or five year term and vest in three equal tranches: one third vested on date of grant, one third vests 12 months from the grant date and one third vests 24 months following the grant date. Of the options granted, an aggregate of 2,450,000 options were awarded to directors and officers of the Company.

3.

On October 29, 2015, pursuant to the acquisition of Cannon Point Resources Ltd. ("Cannon Point"), the Company issued 1,245,500 options in exchange for 1,245,500 options of Cannon Point which immediately vested and are listed below:

Number of	Exercise Price	Expiry Date
options		mm-dd-yy
28,200	$0.37	Dec-02-2015
47,000	$0.40	Dec-02-2015
150,400	$0.29	Jan-29-2016
220,900	$0.37	Jan-29-2016
150,400	$0.40	Jan-29-2016
37,600	$0.43	Jan-29-2016
18,800	$0.37	Jul-23-2017
56,400	$0.37	Jun-30-2019
225,600	$0.40	Jun-30-2019
9,400	$0.37	Mar-10-2021
150,400	$0.40	Mar-10-2021
75,200	$0.40	Dec-12-2022
37,600	$0.37	Dec-15-2022
37,600	$0.29	Dec-08-2024
1,245,500

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2015, for each NEO:

	Option-based awards – Value	Non-equity incentive plan compensation
Name	vested during the year(1)	– Value earned during the year
	($)	($)
Ronald Thiessen	Nil	Nil
President and CEO
Marchand Snyman	Nil	Nil
CFO
Thomas C. Collier	Nil	Nil
PLP CEO
Peter Robertson	Nil	Nil
PLP Senior VP Corporate Affairs
Sean Magee	Nil	Nil
VP Public Affairs

Note:

1.

Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the 2015 vesting date determined by taking the difference between the market price of the shares subject to the option at date of vesting and the exercise price of the option.

PENSION PLAN BENEFITS

Except as outlined herein, the Company has no pension or deferred compensation plans for its NEOs, directors, officers or employees.

A subsidiary of the Company has a 401(k) retirement savings plan for U.S. employees whereby employees are able to contribute a portion of their pay and receive a dollar for dollar Company match up to 6% of their pay, subject to IRS limitations.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Other than Messrs. Collier and Robertson, who have employment agreements with a wholly-owned subsidiary of the Company, Pebble Services Inc. ("PSI"), there is no written employment contract between the Company and the remaining NEOs. Messrs. Thiessen, Snyman and Magee all have agreements with Hunter Dickinson Services Inc. (“HDSI”) and are seconded to the Company. Each of Messrs. Thiessen, Snyman and Magee also has a change of control agreement with the Company.

There are no compensatory plan(s) or arrangement(s), with respect to any NEO, other than discussed below, resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of any NEO’s responsibilities following a change in control.

Under Mr. Collier’s employment agreement, in the event of termination without cause by the Company or termination by Mr. Collier for good reason (as defined in the agreement) including a material breach of the agreement by PSI, constructive dismissal by PSI or termination by the employee following the six month period after a change of control if the change of control results in the Company no longer owning any interest in the Pebble Project, Mr. Collier is entitled to receive an amount equal to two years annual base salary.

With respect to the payment of the Bonus (see Bonus Compensation discussed under Incentive Plan Awards), in the event that there is a positive final ROD:

•	within 12 months after the date of termination without cause or termination for good reason, Mr. Collier will be eligible to receive 100% of the Bonus;

•	after 12 months but within 24 months from the date of termination without cause or termination for good reason Mr. Collier will be eligible to receive 75% of the Bonus;

•	after 24 months but within 36 months of the date of termination without cause or termination for good reason, Mr. Collier will be eligible to receive 50% of the Bonus ; and

•	36 months or more after the date of termination without cause or termination for good reason, no Bonus will be payable to Mr. Collier.

In the event that Mr. Collier’s employment with PSI is terminated pursuant to a change of control, then if Mr. Collier’s employment is terminated by PSI without cause or by Mr. Collier for good reason within six months following a change in control, PSI shall pay the Mr. Collier all compensation set forth above including payment of the Bonus. In addition each granted and outstanding share option to purchase shares of common stock of the Company then held by Mr. Collier will immediately fully vest and become exercisable in full in accordance with its terms.

For the purposes of Mr. Collier’ agreement, a change of control means a sale of a partnership interest in PLP or a merger, a consolidation, a reorganization or an arrangement that results in a transfer of more than 50% of the total voting power in PLP to a person or a group of persons different from that or those holding such voting power immediately prior to such transaction, other than (i) to a person that already directly or indirectly controls PLP or (ii) the admittance of another limited partner other than the Northern Dynasty partners.

Mr. Robertson’s employment agreement with PSI states that in the event that Mr. Robertson’s employment with PSI is terminated due to the following conditions:

•	a change of control of the Company;
•	the position is no longer required by the Company;
•	the Company makes a determination not to proceed with the project;

then PSI will provide Mr. Robertson with six months prior notice of the termination of his employment agreement and Mr. Robertson employment or six months’ salary in lieu of notice, or a combination of the two.

The above notice/severance provisions for Mr. Robertson do not apply if he accepts employment from one of PLP’s partner companies on terms and conditions no less favorable overall than the terms and conditions of his agreement with PSI.

Under the change of control agreements for Messrs. Thiessen and Snyman, upon termination without cause, including constructive dismissal, following a change of control, Messrs. Thiessen and Snyman would be entitled to receive a payment equal to two times his annual salary payable by the Company as set out in the agreement (in total $920,000 for Mr. Thiessen and $500,000 for Mr. Snyman). Under the change of control agreements for Mr. Magee, upon termination without cause, including constructive dismissal, following a change of control, Mr. Magee would be entitled to receive a payment equal to one times his annual salary payable under Mr. Magee’s HDSI employment agreement.

In addition to the foregoing, Messrs. Thiessen, Snyman and Magee would be entitled to receive any amount earned and payable under any Company incentive plan, or if no amount is earned for the year in question any incentive plan payment made in the previous year, and all stock options held thereby will fully vest and be exercisable until their normal expiry date.

DIRECTOR COMPENSATION

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and abilities to carry out the Board’s mandate.

Director Compensation Table

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO, for the Company’s most recently completed financial year of December 31, 2015 is:

Name	Fees earned ($)	Share option- based awards ($)(4)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen sation ($)	Total ($)
Desmond Balakrishnan (5)	Nil	Nil	Nil	Nil	Nil	Nil
Scott Cousens (2)(9)	40,425	43,500	Nil	Nil	Nil	83,925
Marcel de Groot (6)	Nil	Nil	Nil	Nil	Nil	Nil
Robert Dickinson (2)	165,000	130,500	Nil	Nil	Nil	295,500
Gordon Fretwell (1)(9)	44,000	23,200	Nil	Nil	Nil	67,200
Russell Hallbauer (2)(9)	40,425	43,500	Nil	Nil	Nil	83,925
Gordon Keep (4)(8)	6,750	Nil	Nil	Nil	Nil	6,750
Wayne Kirk (1)(3)(9)	84,500	23,200	Nil	Nil	Nil	107,700
Peter Mitchell (1)(9)	49,200	23,200	Nil	Nil	Nil	72,400
Ken Pickering	40,500	23,200	Nil	Nil	Nil	63,700

Notes:

1.

Messrs. Fretwell, Kirk, Mitchell and Pickering provided services independently of HDSI. Each director of the Company was paid an annual director’s fee of: a) $40,500 Base Fee; b) $8,700 for Chairman of the Audit and Risk Committee; and c) $3,500 for the Chairman of the Compensation Committee and the Chairman of the NG Committee.

2.

Fees for Messrs. Cousens, Dickinson and Hallbauer are paid through HDSI. The fee amounts shown are the amounts paid to HDSI for Messrs. Cousens, Dickinson and Hallbauer based on the estimated time spent on the Company’s activities. For 2015, Mr. Cousens’ spent 25%, Mr. Dickinson spent 34% and Mr. Hallbauer spent 5% of their estimated amount of time on providing services to the Company.

3.

Mr. Kirk was the sole member and Chairman of the Pebble Partnership Oversight Committee which was authorized to oversee the Company’s interest in the Pebble Partnership. The Pebble Partnership Oversight Committee Chairman received an annual fee of $40,500.

4.	Mr. Keep became a director of the Company on October 29, 2015 on the completion of the acquisition of Canon Point.

5.	Mr. Balakrishnan became a director of the Company on December 15, 2015.

6.	Mr. de Groot became a director of the Company on December 24, 2015 on the completion of the acquisition of Mission Gold Ltd.

7.

The options were granted in October 2015 pursuant to the Corporation’s share option plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant using the following assumptions: expected life of 5 years, expected volatility of 79.853%, expected dividend yield of 0%, and risk-free interest rate of 0.88%. The Black-Scholes grant date fair value for these awards was Cdn$0.29 per option which was 58% of the option exercise price.

8.

Mr. Keep received 197,400 options during the period. These options to acquire Company shares were issued in exchange for those Cannon Point options previously held by Mr. Keep on the acquisition of Cannon Point. As such no value was attributed thereto.

9.	Messrs. Cousens, Fretwell, Hallbauer, Kirk and Mitchell resigned as directors on February 24, 2016.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at December 31, 2015 (as mentioned previously the Company does not have a share-based awards plan) for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

	Option-based Awards
	Number of
	securities	Option
	underlying	exercise	Option expiration	Value of unexercised in-
	unexercised	price	date	the-money options (1)
Name	options (#)	($)	m – d – y	($)
Desmond Balakrishnan (5)	Nil	–	–	Nil
Scott Cousens (7)	150,000	0.50	Oct-20-2020(2)	Nil
	210,000	1.77	Feb-26-2019(3)
Marcel de Groot (6)	Nil	–	–	Nil
Robert Dickinson	450,000	0.50	Oct-20-2020(2)	Nil
	480,000	1.77	Feb-26-2019(3)
Gordon Fretwell (7)	80,000	0.50	Oct-20-2020(2)	Nil
	150,000	1.77	Feb-26-2019(3)
Russell Hallbauer (7)	150,000	0.50	Oct-20-2020(2)	Nil
	210,000	1.77	Feb-26-2019(3)
Gordon Keep (4)	18,800	0.37	Jul-23,2017	1,880
	37,600	0.37	Jun-30-2019	1,880
	37,600	0.37	Mar-10-2021	1,880
	37,600	0.37	Dec-15-2021	1,880
	9,400	0.40	Dec-12-2022	188
	56,400	0.29	Dec-24-2024	7,332
Wayne Kirk (7)	80,000	0.50	Oct-20-2020(2)	Nil
	270,000	1.77	Feb-26-2019(3)
Peter Mitchell (7)	80,000	0.50	Oct-20-2020(2)	Nil
	150,000	1.77	Feb-26-2019(3)
Ken Pickering	80,000	0.50	Oct-20-2020(2)	Nil
	150,000	1.77	Feb-26-2019(3)

Notes:

1.	The value is the difference between the closing price of $0.42 per Common Share on the TSX at December 31, 2015 and the exercise price of options.
2.	Options were granted during the year ended December 31, 2015.
3.	Options were granted during the year ended December 31, 2014.
4.

Mr. Keep became a director of the Company on October 29, 2015 on completion of the acquisition of Cannon Point. Pursuant the acquisition, Mr. Keep’s Cannon Point options were exchanged for options of the Company.

5.	Mr. Balakrishnan became a director of the Company on December 15, 2015.
6.	Mr. de Groot became a director of the Company on December 24, 2015 on completion of the acquisition of Mission Gold.
7.	Messrs. Cousens, Fretwell, Hallbauer, Kirk and Mitchell resigned as directors on February 24, 2016.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2015, for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Non-equity incentive plan
	Option-based awards – Value vested	compensation – Value earned during
Name	during the year (1)	the year
	($)	($)
Desmond Balakrishnan (2)	Nil	Nil

Name	Option-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Scott Cousens (5)	Nil	Nil
Marcel de Groot (3)	Nil	Nil
Robert Dickinson	Nil	Nil
Gordon Fretwell (5)	Nil	Nil
Russell Hallbauer (5)	Nil	Nil
Gordon Keep (4)	Nil	Nil
Wayne Kirk (5)	Nil	Nil
Peter Mitchell (5)	Nil	Nil
Ken Pickering	Nil	Nil

Notes:

1.

Represents the aggregate dollar value that would have been realized if options under the option-based award had been exercised on the vesting date, determined by taking the difference between the market price of the shares subject to the share option at date of vesting and the exercise price of the share option.

2.	Mr. Balakrishnan became a director of the Company on December 15, 2015.

3.	Mr. de Groot became a director of the Company on December 24, 2015 on completion of the acquisition of Mission Gold.

4.

Mr. Keep became a director of the Company on October 29, 2015 on completion of the acquisition of Cannon Point. Pursuant the acquisition, Mr. Keep’s 197,400 Cannon Point options were exchanged for 197,400 options of the Company. These options were not issued under the Company’s option plan.

5.	Messrs. Cousens, Fretwell, Hallbauer, Kirk and Mitchell resigned as directors on February 24, 2016.

Compensation Actions, Decisions or Policies made after December 31, 2015.

On February 24, 2016, Messer’s Cousens, Hallbauer, Snyman, Kirk, Fretwell, and Mitchell resigned as directors of the Company.

On February 25, 2016, David De Witt became a director of the Company.

On March 16, 2016, the Company granted 600,000 options with an exercise price of $0.48 per Common Share and a five year term to an officer and an employee of the Company. The options vest in three equal tranches: one third vested on date of grant, one third vests 12 months from the grant date and one third vests 24 months following the grant date.

On March 23, 2016, Steven Decker became a director of the Company.

On May 12, 2016, Christian Milau and David Laing became directors of the Company.

Given the evolving nature of the Corporation’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

See disclosure under "Statement of Executive Compensation – Equity Participation – Option Based Awards" concerning the Company’s Rolling Share Option Plan (the "Option Plan") which was last approved and ratified by shareholders on June 19, 2014 for a three year period. Under the Option Plan, options may be granted in an amount up to 10% of the outstanding shares including any issuances from the Company’s Restricted Share unit and Deferred Share unit plans (discussed below). As outstanding share options are exercised, additional share options may be granted to replace the exercised options. In addition, as the number of issued and outstanding Common Shares of the Company increases, the number of share options available for granting to eligible optionees will increase. As at the date hereof there are share options outstanding to purchase an aggregate of 10,259,400 Common Shares representing approximately 5% of Common Shares outstanding.

The following is a summary of the material terms of the Option Plan:

(a)

Persons who are directors, officers, employees, or consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Option Plan.

(b)

Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

(c)

All options granted under the Option Plan may be exercisable only by the Optionee to whom they have been granted and the options are non-assignable and non-transferable, except that in the case of the death of an Optionee, any vested option held by the deceased Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of (1) one year after the date of death of such Optionee and (2) the date of expiration of the term otherwise applicable to such Option.

(d)	Vesting of options is determined by the Board and subject to the following:

•

where an Optionee has left the Company’s employ/office or has been advised their services are no longer required or their service contract has expired, subject to other provisions set out in the Option Plan, vested options expire on the earlier of the expiry date of the option or 90 days after the date the Optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options immediately terminate without right to exercise same unless the Board otherwise resolves;

•

in the case of the death of an Optionee, any vested Option held by him at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

•

in the case of an Optionee being dismissed from employment or service for cause, such Optionee’s options, whether or not vested at the date of dismissal, immediately terminate without right to exercise same;

•

in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions are deemed to have immediately vested upon the occurrence of the change of control; and

•

in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision are deemed to have vested on the date of Meeting upon which the director is not re- elected;

(e)

All options granted under the Option Plan are exercisable for a period of up to 5 years and will vest at the discretion of the Board, provided that the term of such options may be extended in circumstances where the expiry date otherwise falls during a black-out period (defined below) as determined in accordance with the Company’s policies or applicable securities legislation, and subject to:

(i)

the Optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries and affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(ii)	remaining as a director of the Company or any of its subsidiaries or affiliates during the vesting period.

A “blackout period” is any period of time during which a participant in the Option Plan is unable to trade securities of the Company as a consequence of the implementation of a general restriction on trading by an authorized Officer or Director pursuant to the Company’s governance policies that authorize general and/or specific restrictions on trading by service providers in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company’s affairs. The term of an option will expire on its Expiry Date as defined in the Option Plan unless the Expiry Date occurs during a blackout period or within five business days after the expiry of the blackout period, in which case the Expiry Date for that Option will be the date that is the tenth business day after the date the blackout period expires.

(f)

The exercise price of the option is established by the Board at the time the option is granted, provided that the minimum exercise price shall not be less than the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding the date of the grant.

(g)

The number of Common Shares that may be issuable to directors who are independent directors of the Company, when combined with all of the Company’s other share compensation arrangements currently in effect for their benefit, may not exceed 1% of the Company’s outstanding Common Shares.

(h)	Subject to the policies of the TSX, the Option Plan may be amended by the Board without further shareholder approval to:

(i)	make amendments which are of a typographical, grammatical or clerical nature;

(ii)	change the vesting provisions of an option granted under the Option Plan;

(iii)	change the termination provision of an option granted under the Option Plan, if it does not entail an extension beyond the original expiry date of such option;

(iv)	add a cashless exercise feature payable in cash or Common Shares;

(v)	make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi)	make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX; and

(vii)	make such amendments as reduce, and do not increase, the benefits of the Option Plan to Optionees.

(i)	The Plan has the following additional restrictions:

(i)

common shares to be issued to Insiders under the Plan, when combined with all of the Company’s other share compensation arrangements, may not exceed 10% of the outstanding Common Shares in any 12 month period;

(ii)

common shares being issuable to independent directors under the Plan, when combined with all of the Company’s other share compensation arrangements, may not exceed 1% of the outstanding Common Shares of the Company from time to time; and

(iii)

a reduction in the exercise price of an option granted hereunder to an Insider or an extension of the term of an option granted hereunder benefiting an Insider, would require the approval of the disinterested shareholders (defined below) of the Company.

Disinterested Shareholder approval shall be required in respect of:

a.	any amendment which reduces the Exercise Price of an Option;

b.	any amendment to extend the term of an option granted to an Insider;

c.	amendments to increase any of the limits on the number of Options that may be granted;

d.	any amendment that may permit an increase to the proposed limit on independent director participation;

e.	any amendment relating to the transferability or assignability of an Option; and

f.	any amendments required to be approved by shareholders under applicable law.

The Plan provides for the granting of Options that meet the definition of Incentive Stock Options under the United States Internal Revenue Code. Subject to adjustment for general changes to the Common Shares, the total number of Common Shares which may be issued pursuant to such Incentive Stock Options is limited to 5,000,000 Common Shares.

A "disinterested shareholder" means a shareholder that is not an Insider eligible to receive options under the Plan, and who is not an Associate of an Insider. An "Insider" is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of and/or control or direction, either directly or indirectly, over, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

Restricted Share Unit Plan and Deferred Share Unit Plan

The Company adopted a Restricted Share Unit Plan (the "RSU Plan") and a Deferred Share Unit Plan (the "DSU Plan") which were approved by the Company’s shareholders in June 2015. The material terms of RSU Plan and the DSU Plan are set out below

Restricted Share Unit Plan

Summary of the RSU Plan

Set out below is a summary of the RSU Plan. A complete copy of the RSU Plan is available to be downloaded at www.sedar.com along with the Company’s 2015 management information circular. Capitalized terms used, but not defined herein have the meaning ascribed to them in the RSU Plan.

Eligible Participants

The RSU Plan would be administered by the Compensation Committee of the Board. Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the RSU Plan. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria.

Vesting

The “vesting” (i.e. fulfillment of conditions required for absolute entitlement) of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Compensation Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the Market Value of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury (subject to the Shareholder approval being obtained at the Meeting), by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Company). If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. Market Value per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the arithmetical average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall generally be before the third anniversary of the date of the grant. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is three years. All RSUs for which vesting cannot be satisfied due to a departure from the Company, would be available for future grants.

Maximum Number of Common Shares Issuable

RSUs may be granted in accordance with the RSU Plan provided the aggregate number of RSUs outstanding pursuant to the RSU Plan from time to time shall not exceed 3.0% of the number of issued and outstanding Common Shares from time to time. Furthermore, the maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (i.e. Option, DSU and RSU Plans), at any time, shall not exceed 10% of the total number of outstanding Common Shares.

The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not, at any time, exceed 10% of the total number of outstanding Common Shares.

The RSU Plan provides that the maximum number of Shares issued to Insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, within any one year period, shall not exceed 10% of the total number of weighted average number of common shares outstanding during the year.

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable Grant Agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants.

Transferability

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to certain family members and private affiliate companies of the participants.

Amendments to the RSU Plan

In the event of receipt of Shareholders’ approval for the RSU Plan, the Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

(c)	to change the vesting provisions of RSUs;

(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)

no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

(h)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

i.	an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

ii.	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

iii.	other types of compensation through Common Share issuance;

iv.	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan; or

v.	the addition of new categories of Participants, other than as already contemplated in the RSU Plan.

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to RSUs awarded under the RSU Plan. The following description applies to RSUs that are subject to U.S. federal income tax. The grant of RSUs should not result in taxable income to the Participant at the time of grant. When RSUs are paid out, the Participant will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the RSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Participant’s basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Participant recognized ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Participant’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss.

Deferred Share Unit Plan

Summary of the DSU Plan

Set out below is a summary of the DSU Plan. A complete copy of the DSU Plan is available to be downloaded at www.sedar.com along with the Company’s 2015 management information circular. Capitalized terms used, but not defined herein have the meaning ascribed to them in the DSU Plan.

Administration of Plan

The Compensation Committee shall administer the DSU Plan. The DSU Plan provides that DSUs will be awarded at the discretion of the Board but also provides that non-executive directors may elect to receive up to 100% of their annual compensation amount (the “Annual Base Compensation”) in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) when such Annual Base Compensation is payable. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the TSX averaged over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Additionally, the Board may award such number of DSUs to a non-executive director as the Board deems advisable to provide the director with appropriate equity-based compensation for the services he or she renders to the Company. The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to the director’s DSU Account. The Company and a director who receives such an additional award of DSUs shall enter into a DSU award agreement to evidence the award and the terms applicable thereto.

Generally, a participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the “Termination Date”) and ending on the 90th day following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant’s “separation from service” as defined under Internal Revenue Code Section 409A. Redemptions of DSUs under the DSU Plan may be in Common Shares issued from treasury (subject to the Shareholder approval being sought at this Meeting), may be purchased by the Company on the open market for delivery to the former director, may be settled in cash, or any combination of the foregoing.

Maximum Number of Common Shares Issuable for DSUs

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time does not exceed 2.0% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (including all of Option, DSU and RSU Plans), at any time, including all Common Shares, options or other rights to purchase or otherwise acquire Common Shares that are granted to Insiders, shall not exceed 10% of the total number of outstanding Common Shares.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security- based compensation arrangement of the Company, within a one year period, will not exceed 10% of the total number of outstanding Common Shares.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU

Plan In the event of Shareholder approval of the DSU Plan, the Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;

(c)	amendments to the termination provisions of the DSU Plan;

(d)	amendments necessary or advisable because of any change in applicable laws;

(e)	amendments to the transferability of DSUs;

(f)	amendments relating to the administration of the DSU Plan; or

(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that:

(h)

no such amendment of the DSU Plan may be made without the consent of each affected participant in the DSU Plan if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan; and

(i)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment:

a.	to increase the maximum number of Common Shares which may be issued under the DSU Plan;

b.	to the amendment provisions of the DSU Plan; or

c.	to expand the definition of “Participant”.

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to DSUs awarded under the DSU Plan. The following description applies to DSUs that are subject to U.S. federal income tax. The grant of DSUs and the crediting of DSUs to a Director’s DSU Account should not result in taxable income to the Director at the time of grant. When DSUs are paid out, the Director will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the DSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Director’s basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Director recognized ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Director’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss. To the extent that a Director’s DSUs are subject to U.S. federal income tax and to taxation under the Income Tax Act (Canada), DSUs awarded under the DSU Plan are intended to comply with Section 409A of the Internal Revenue Code and to avoid adverse tax consequences under paragraph 6801(d) of the regulations under the Income Tax Act (Canada). To that end, the DSU Plan contains certain forfeiture provisions that could apply to DSUs awarded under the DSU Plan in limited circumstances.

There are no RSUs or DSUs currently issued and outstanding.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2015.

	Number of shares to	Weighted-average	Number of securities
	be issued upon	exercise price of	remaining available for
	exercise of	outstanding share	future issuance under
	outstanding share	options, warrants and	equity compensation
	options, warrants and	rights	plans (excluding
	rights (1)		securities reflected in
column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plan	9,755,600	$1.27	12,438,338
approved by security holders
(the Share Option Plan)
Equity compensation plans not	N/A	N/A	N/A
approved by security holders
Total	9,755,600	$1.27	12,438,338

Note:

1.

The Company has only share options issued and outstanding. No RSUs or DSUs are currently outstanding. The Company did propose to issue US$426,500 of RSUs to an NEO in 2015, however, the Company did not ultimately proceed with that plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2015, or has any interest in any material transaction in the current year.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

HDSI is a private company which is owned privately by persons some of whom are directors of the Company: Messrs. Dickinson and Thiessen. Mr. Snyman, the Company’s CFO is also an active director of HDSI. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries at annually set hourly rates pursuant to an agreement dated July 2, 2010 (the "Agreement") which hourly rates do not exceed the fair market value of such services. During the year ended December 31, 2015, the Company paid HDSI approximately $4.7 million (2014 – $4.9 million) for services rendered by HDSI and reimbursed HDSI approximately $0.6 million (2014 - $0.8 million) for third party costs incurred by HDSI on the Company’s behalf. Certain members of the Company’s senior management are employed directly by HDSI rather than by Northern Dynasty.

PARTICULARS OF MATTERS TO BE ACTED UPON

In addition to the annual matters requiring Shareholder approval, which are described in detail above, namely the election of directors and appointment of the auditors for the ensuing year, the Company is seeking Shareholder approval of it amended and restated shareholder rights plan.

Shareholder Rights Plan

The Company adopted a shareholder rights plan dated effective as of May 17, 2013 pursuant to the shareholder rights plan agreement between the Company and Computershare, as rights agent, dated effective as of May 17, 2013 (the "Existing Rights Plan"). At the Meeting, the Company will be seeking the approval of Shareholders to ratify the continued existence of the Existing Rights Plan and its amendment and restatement to give effect to certain amendments to the Existing Rights Plan as described below under "Proposed Amendments". These amendments are being proposed as a result of the new take-over bid proposals being put forward by Canadian Securities Administrators.

The amended and restated plan is referred to herein as the "Shareholder Rights Plan". With the exception of the amendments described herein, the Shareholder Rights Plan is identical to the Existing Rights Plan.

The approval of the Shareholder Rights Plan and its continuation for the next three years are not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to management of the Company. The proposed approval of the Shareholder Rights Plan and its continuation are also not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the Board in their respective offices, or to deter fair offers for the Common Shares.

Unless otherwise defined below, all capitalized terms shall have the meanings specified in the Existing Rights Plan.

Proposed Amendments

Pursuant to its terms, the Existing Rights Plan will expire on the business day following the termination of the Meeting, unless its continuation is ratified by the Shareholders in accordance with its provisions. Management of the Company has reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws and has determined that the amendments below are necessary to ensure compliance with the new take-over bid proposals being put forward by Canadian Securities Administrators.

The Board determined that it is appropriate and in the best interests of the Shareholders that the Shareholder Rights Plan be approved to continue for the next three years and amended as described below.

The following are the proposed amendments to the Existing Rights Plan contained within the proposed Shareholder Rights Plan:

•	The definition of "Permitted Bid" is being amended to extend the time for a take-over bid to be taken up from sixty (60) days to one hundred and five (105) days.

•	The definition of "Competing Permitted Bid" is being amended to reflect the amendments to the definition of “Permitted Bid”

As previously noted, other than the amendments as described above, the Shareholder Rights Plan is identical to the Existing Rights Plan. The following is a brief summary of the Shareholder Rights Plan which is qualified in its entirety by reference to the complete text of the form of Shareholder Rights Plan Agreement set out in Schedule "A" to this Information Circular. A blackline copy of the Shareholder Rights Plan, showing the changes made to the Existing Rights Plan, is available on the Company’s website at www.northerndynastyminerals.com.

Purpose of the Plan

The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the Board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to: (i) evaluate a takeover bid (particularly if it includes share consideration); (ii) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and (iii) make reasoned recommendations to the Shareholders.

The Shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares. As set forth in detail below, the Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Shareholder Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Shareholder Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights (defined below) under the Shareholder Rights Plan. Accordingly, the Shareholder Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Shareholder Rights Plan are designed to ensure that in any takeover bid for outstanding Common Shares of the Shareholders, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Shareholder Rights Plan is not being proposed to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares.

Term

Provided the Shareholder Rights Plan is approved at the Meeting, the Shareholder Rights Plan (unless terminated earlier) will remain in effect until termination of the annual meeting of Shareholders in 2019 unless the term of the Shareholder Rights Plan is extended beyond such date by resolution of Shareholders at such meeting.

Issuance of Rights

The Shareholder Rights Plan provides that one right (a "Right") will be issued by the Company pursuant to the Shareholder Rights Plan in respect of each Voting Share outstanding as of the close of business (Vancouver time) (the "Record Time") on the Effective Date. "Voting Shares" include the Common Shares and any other shares of the Company entitled to vote generally in the election of all directors. One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

As of the Effective Date, the only Voting Shares outstanding will be the Common Shares. The issuance of the Rights is not dilutive and will not affect reported earnings or operating cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the "Separation Time" which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

1.

a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an "Acquiring Person", meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a “Permitted Bid” or “Competing Permitted Bid” (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Rights Agreement; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;

2.

the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% of more of the outstanding Voting Shares; and

3.	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights ("Rights Certificates") will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at an initial "Exercise Price" equal to three times the "Market Price" at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person becoming an Acquiring Person (a "Flip-In Event"), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a "Permitted Bid" include the following:

•	the takeover bid must be made by means of a takeover bid circular;

•	the takeover bid is made to all holders of Voting Shares on the books of the Company, other than the offeror;

•

the takeover bid contains an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the takeover bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the take- over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

•

the takeover bid contains an irrevocable and unqualified provision that, no Voting Shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 105 days following the date of the takeover bid;

•

the takeover bid contains an irrevocable and unqualified provision that, Voting Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

•

the takeover bid contains an irrevocable and unqualified provision that, if on the date on which Voting Shares may be taken up and paid for under the takeover bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make public announcement of that fact and the takeover bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid and contain an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to such takeover bid prior to the close of business on the date that is no earlier than the date on which Voting Shares may be taken up under any Permitted Bid (determined as of the date of making the takeover bid, assuming no amendment or variation to the terms and satisfaction of all conditions to the completion of the Permitted Bid) that preceded the Competing Permitted Bid.

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a takeover bid (the "Lock-Up Bid") made by such person, provided that the agreement meets certain requirements including:

1.

the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

2.

the holder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another takeover bid or to support another transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the number of Voting Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or is greater than a specified number which is not more than 7% higher than the number of Voting Shares offered to be purchased under the Lock-Up Bid; and

3.

no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the holder if the holder fails to deposit or tender Voting Shares to the Lock-Up Bid.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a takeover bid by way of a takeover bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders. In such circumstances, the Board may waive the application of the Shareholder Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Shareholder Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of Voting Shares while the initial takeover bid is outstanding. The Board may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Shareholder Rights Plan to such Flip- in Event.

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board has waived the application of the Rights Plan.

Protection against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip- in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board

The adoption of the Shareholder Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may make amendments to the Shareholder Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Shareholder Rights Plan due to changes in any applicable legislation, regulations or rules. The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Shareholder Rights Plan.

Vote Required and Recommendation of the Board

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution relating to the approval of the continuation of the Existing Rights Plan and its amendment and restatement in the form of the Shareholder Rights Plan as set forth above. The text of the resolution, which will be submitted to Shareholders at the Meeting, is set forth in Schedule “A” to this Information Circular. In addition to approving the Shareholder Rights Plan, the resolution also approves any amendments to the Shareholder Rights Plan to respond to any requirements which may be raised by any stock exchange or professional commentators on shareholder rights plans in order to conform the Shareholder Rights Plan to versions of shareholder rights plans currently prevalent for reporting issuers in Canada.

The Board believes that the approval of the Shareholder Rights Plan is in the best interests of the Company and its Shareholders and, accordingly, recommends that Shareholders vote FOR the resolution. To be approved, such resolution must be passed by the affirmative votes cast by Independent Shareholders of not less than a majority of the Common Shares represented in person or by proxy at the Meeting that vote on such resolution. In effect, all shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person or making a takeover bid for the Company. The Company is not aware of any shareholder whose vote at the Meeting would be excluded for purposes of the approval requirement under the Shareholder Rights Plan. The TSX requires that the resolution be passed by the affirmative votes cast by holders of not less than a majority of the Common Shares represented in person or by proxy at the Meeting. Except where a Shareholder who has given the proxy directs that his or her Common Shares be voted against such resolution, the appointees named in the accompanying Form of Proxy will vote the Common Shares represented by such proxy FOR such resolution.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s Annual Information Form and in the audited financial statements for the years ended December 31, 2015 and 2014, auditor’s report, and related management discussion and analysis filed under the Company’s profile on SEDAR at www.sedar.com. Copies of the Company’s most recent interim financial statements and related management discussion and analysis, and additional information, may also be obtained from SEDAR at www.sedar.com under the Company’s profile and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Board of Directors is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors.

DATED at Vancouver, British Columbia, May 18, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Thiessen

Ronald Thiessen
President and Chief Executive Officer

“SCHEDULE A”

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF

May 10, 2016 (date of reference)

BETWEEN

NORTHERN DYNASTY MINERALS LTD.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT, dated as of May 10, 2016 between Northern Dynasty Minerals Ltd. (the “Company”), a company incorporated under the laws of British Columbia and Computershare Investor Services Inc., a corporation existing under the laws of Canada (the “Rights Agent”);

WHEREAS the Board of Directors of the Company, in the exercise of its fiduciary duties to the Company, has determined that it is advisable for the Company to adopt a shareholder rights plan (the “Rights Plan”) to take effect on the Effective Date (as hereinafter defined) to prevent, to the extent possible, a creeping takeover of the Company and to ensure that any offer to acquire shares of the Company is made to all shareholders and cannot be completed unless shareholders holding at least 50% of the outstanding shares (other than the offeror and related parties) are deposited or tendered in acceptance of the offer, to ensure, to the extent possible, the fair treatment of all shareholders in connection with any take-over bid for the securities of the Company, and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value;

AND WHEREAS in order to implement the adoption of a shareholder rights plan as established by this Agreement, the board of directors of the Company has:

(a)      authorized the issuance, effective at the close of business (Vancouver time) on the Effective Date, of one Right (as hereinafter defined) in respect of each Share (as hereinafter defined) outstanding at the close of business (Vancouver time) on the Effective Date (the “Record Time”);

(b)       authorized the issuance of one Right in respect of each Voting Share (as hereinafter defined) of the Company issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and

(c)       authorized the issuance of Rights Certificates (as hereinafter defined) to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Company desires to appoint the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

INTERPRETATION

Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

“1934 Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced; “Acquiring Person” shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term

“Acquiring Person” shall not include:

the Company or any Subsidiary of the Company;

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

a Voting Share Reduction;

Permitted Bid Acquisitions;

an Exempt Acquisition;

Pro Rata Acquisitions; or

a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of the operation of Paragraphs 0, 0, 0, 0 or 0 above and such Person’s Beneficial Ownership of Voting Shares thereafter increases by more than 1% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 0 because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or intends to make a Take-over Bid;

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Company pursuant to an underwriting agreement with the Company; or

Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Voting Share Reduction, a Pro Rata Acquisition or a Convertible Security Acquisition; and provided, further, that a Person shall cease to be a Grandfathered Person in the event that such Person ceases to Beneficially Own 20% or more of the then outstanding Voting Shares at any time after the Record Time;

“Affiliate”, when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

“Agreement” or “Shareholder Rights Plan Agreement” shall mean this amended and restated shareholder rights plan agreement dated as of May 10, 2016 between the Company and the Rights Agent, as amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

“annual cash dividend” shall mean cash dividends paid in any fiscal year of the Company to the extent that such cash dividends do not exceed, in the aggregate on a per share basis, in any fiscal year, the greatest of:

200% of the aggregate amount of cash dividends, on a per share basis, declared payable by the Company on its Shares in its immediately preceding fiscal year; and

300% of the arithmetic mean of the aggregate amounts of the cash dividends, on a per share basis, declared payable by the Company on its Shares in its three immediately preceding fiscal years;

“Associate” shall mean, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”,

any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days, whether or not on condition or on the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, or upon the exercise of any conversion, exchange or purchase right (other than the Rights) attaching to a Convertible Security; other than pursuant to (x) customary agreements between the Company and underwriters or between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Company, (y) pledges of securities in the ordinary course of business), and (z) any agreement between the Company and any Person or Persons relating to a plan of arrangement, amalgamation or other statutory procedure which is subject to the approval of the holders of Voting Shares;

any securities which are Beneficially Owned within the meaning of Clauses 0 or 0 by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

where such security has been deposited or tendered pursuant to any Take-over Bid or where the holder of such security has agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-Over Bid, in each case made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 0, holds such security provided that (1) the ordinary business of any such Person (the “Investment Manager”) includes the management of mutual funds or investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans and/or includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required) and such security is held by the Investment Manager in the ordinary course of such business and in the performance of such Investment Manager’s duties for the account of any other Person or Persons (a “Client”); or (2) such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts, or (3) such Person is a pension plan or fund registered under the laws of Canada or any Province thereof or the laws of the United States of America (a “Plan”) or is a Person established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies; or (4) such Person (the “Administrator”) is the administrator or trustee of one or more Plans and holds such security for the purposes of its activities as an Administrator; provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not then announced an intention to make a Take-over Bid (other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market), alone or by acting jointly or in concert with any other Person;

where such Person or any of such Person’s Affiliates or Associates is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or (3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

where such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

where such person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

“Board of Directors” shall mean the board of directors of the Company or any duly constituted and empowered committee thereof;

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

“Business Corporations Act” shall mean the British Columbia Business Corporations Act, S.B.C. 2002, c.57, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the U.S.- Canadian Exchange Rate in effect on such date;

“close of business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the transfer office of the transfer agent for the Shares (or, after the Separation Time, the principal transfer office of the Rights Agent) is closed to the public in the city in which such transfer agent or rights agent has an office for the purposes of this Agreement;

“Competing Permitted Bid” shall mean a Take-over Bid that:

is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of such Permitted Bid or Competing Permitted Bid;

satisfies all of the provisions of a Permitted Bid other than the condition set forth in Clause (iii) of the definition of a Permitted Bid; and

contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the date on which Voting Shares may be taken up under any Permitted Bid (determined as of the date of making the Takeover Bid, assuming no amendment or variation to the terms and satisfaction of all conditions to the completion of the Permitted Bid) that preceded the Competing Permitted Bid;

“controlled”: a body corporate is “controlled” by another Person or two or more Persons acting jointly or in concert if:

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

“Convertible Security” shall mean a security convertible, exercisable or exchangeable into a Voting Share and a “Convertible Security Acquisition” shall mean an acquisition by a Person of Voting Shares upon the exercise, conversion or exchange of a Convertible Security received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

“Co-Rights Agents” shall have the meaning ascribed thereto in Subsection 0;

“Disposition Date” shall have the meaning ascribed thereto in Subsection 0;

“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares of any class pursuant to a Distribution Reinvestment Plan;

“Dividend Reinvestment Plan” shall mean a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of:

dividends paid in respect of shares of any class of the Company;

proceeds of redemption of shares of the Company;

interest paid on evidences of indebtedness of the Company; or

optional cash payments;

be applied to the purchase from the Company of Shares;

“early warning requirements” shall have the meaning ascribed thereto under National Instrument 62-103 The Early Warning System promulgated under the Securities Act;

“Effective Date” shall mean May 10, 2016;

“Election to Exercise” shall have the meaning ascribed thereto in Clause 0;

“Exempt Acquisition” shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities (i) in respect of which the Board of Directors has waived the application of Section 0 pursuant to the provisions of Subsection 0, 0 or 0; (ii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Company: (A) to the public pursuant to a prospectus, provided that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such distribution; or (B) pursuant to a private placement provided that: (x) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals; and (y) such Person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such Person on the private placement shall be deemed to be held by such Person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or (iii) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval;

“Exercise Price” shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be:

until the Separation Time, an amount equal to three times the Market Price, from time to time, per Share; and

from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Share;

“Expansion Factor” shall have the meaning ascribed thereto in Clause 0(x);

“Expiration Time” shall have the meaning ascribed thereto in Clause 0;

“Flip-in Event” shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

“holder” shall have the meaning ascribed thereto in Section 0;

“Independent Shareholders” shall mean holders of Voting Shares, other than:

any Acquiring Person;

any Offeror, other than a Person referred to in Clause 0(B);

any Affiliate or Associate of such Acquiring Person or Offeror;

any Person acting jointly or in concert with such Acquiring Person or Offeror; and

any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

“Market Price” per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 0 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 0 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading;

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the Canadian over-the-counter market, as quoted by any reporting system then in use; or

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

“Meeting Deadline Date” is the date six months after the Effective Date or if such date is not a Business Day then the next Business Day following such date.

“Nominee” shall have the meaning ascribed thereto in Subsection 0;

“Offer to Acquire” shall include:

an offer to purchase or a solicitation of an offer to sell or a public announcement of an intention to make such an offer or solicitation; and

an acceptance of an offer to sell, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

“Offeror” shall mean a Person who has made a public announcement of a current intention to make or who is making a Take-over Bid but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

“Permitted Bid” shall mean a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

the Take-over Bid is made to all holders of Voting Shares on the books of the Company, other than the Offeror;

the Take-over Bid contains an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid unless more than 50% of the Voting Shares held by Independent Shareholders have prior to the close of business on the date of such first take-up or payment been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 105 days following the date of the Take-over Bid;

the Take-over Bid contains an irrevocable and unqualified provision that unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take- over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;

For purposes of this Agreement, (A) should a Take-over Bid which qualified as a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Voting Shares made pursuant to such Take-over Bid shall not be a Permitted Bid Acquisition and (B) the term “Permitted Bid” shall include a Competing Permitted Bid.

“Permitted Bid Acquisition” shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

“Permitted Lock-Up Agreement” shall mean an agreement between a Person and one or more holders of Voting Shares pursuant to which such holders (each a “Locked-Up Person”) agree to deposit or tender Voting Shares to a Take-Over Bid (the “Lock-Up Bid”) made or to be made by such Person or any of such Person’s Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that:

the terms of such agreement are publicly disclosed and a copy of such agreement is made available to the public (including the Company) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Voting Shares to or not to withdraw such Voting Shares from the LockUp Bid, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction:

where the price or value of the consideration per Voting Share offered under such other Take-over Bid or transaction:

is greater than the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; or

exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; and

if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares held by Independent Shareholders, where the number of Voting Shares to be purchased under such other Take-over Bid or transaction at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-Up Bid:

is greater than the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid; or

exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to purchased under the Lock-Up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and

no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid, shall be payable by such Locked-Up Person pursuant to the agreement if the Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid, withdraws Voting Shares previously tendered thereto or supports another transaction;

“Person” shall include an individual, body corporate, firm, partnership, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, a government and its agencies or instrumentalities, or other entity whether or not having legal personality;

“Pro Rata Acquisition” shall mean an acquisition by a Person of Voting Shares pursuant to:

a Dividend Reinvestment Acquisition;

a stock dividend, stock split or other event in respect of securities of the Company of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series; or

the acquisition or the exercise by the Person of rights to purchase Voting Shares issued by the Company to all holders of securities of the Company (other than holders resident in any jurisdiction where such issuance is restricted or impractical as a result of applicable law) of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that such rights are acquired directly from the Company and not from any other Person and the Person does not thereby acquire a greater percentage of such Voting Shares than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

“Record Time” has the meaning set forth in the recitals hereto;

“Redemption Price” shall have the meaning attributed thereto in Subsection 0;

“Right” shall mean a right to purchase a Share of the Company, upon the terms and subject to the conditions set forth in this Agreement;

“Rights Certificate” shall mean a certificate representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

“Rights Register” shall have the meaning ascribed thereto in Subsection 0;

“Securities Act” shall mean the Securities Act (British Columbia), as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

“Separation Time” shall mean, subject to Subsection 0, the close of business on the tenth Trading Day after the earlier of:

the Share Acquisition Date;

the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in clause (ii) above expires, is not made, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been commenced, made or announced and further provided that if the Board of Directors determines, pursuant to Section 0, to waive the application of Section 0 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred and further provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time;

“Share Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to early warning requirements under applicable securities laws) by the Company or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

“Shares” shall mean the common shares in the capital of the Company as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time;

“Subsidiary”: a Person is a Subsidiary of another Person if:

it is controlled by:

that other; or

that other and one or more Persons each of which is controlled by that other; or

two or more Persons each of which is controlled by that other; or

it is a Subsidiary of a Person that is that other’s Subsidiary;

“Take-over Bid” shall mean an Offer to Acquire Voting Shares or Convertible Securities, if, assuming that the Voting Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

“Termination Time” shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 0;

“Trading Day”, when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

“U.S. – Canadian Exchange Rate” on any date shall mean:

if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

“Voting Share Reduction” shall mean an acquisition or redemption by the Company of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding; and

“Voting Shares” shall mean the Shares and any other shares in the capital of the Company entitled to vote generally in the election of all directors of the Company.

Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

For purposes of this Agreement, in determining the percentage of outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of which such person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A = the number of votes for the election of all directors of the Company generally attaching to the Voting Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors of Company generally attaching to all outstanding Voting Shares.

The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

Acting Jointly or in Concert

For purposes of this Agreement a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person to acquire or Offer to Acquire any Voting Shares or Convertible Securities (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Company, (y) pledges of securities in the ordinary course of business, and (z) Permitted Lock-Up Agreements).

Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board for periods beginning on or after January 1, 2011, as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with such generally accepted accounting principles applied on a consistent basis.

THE RIGHTS

2.1	Issue of Rights: Legend on Common Share Certificates

(a)      One Right shall be issued on the Effective Date in respect of each Common Share outstanding at the Record Time and one Right shall be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

(b)       Certificates representing Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Share represented thereby until the earlier of the Separation Time or the Expiration Time and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the earlier of the Separation Time or the Expiration Time (as both terms are defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder Rights Plan Agreement dated as of May 10, 2016, as may be amended or supplemented from time to time (the “Shareholder Rights Agreement”), between Northcliff Resources Ltd. (the “Company”) and Computershare Investor Services Inc., as Rights Agent, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances set out in the Shareholder Rights Agreement, the rights may be amended or redeemed, may expire or may become void (if, in certain cases they are “Beneficially Owned” by an “Acquiring Person” as such terms are defined in the Shareholder Rights Agreement, whether currently held by or on behalf of such Person or a subsequent holder) or may be evidenced by separate certificates and no longer evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Certificates representing Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Share represented thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Share for the Exercise Price as at the Business Day immediately preceding the day of exercise of the Right (which Exercise Price and number of Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

Until the Separation Time,

the Rights shall not be exercisable and no Right may be exercised; and

each Right will be evidenced by the certificate for the associated Voting Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Voting Share.

From and after the Separation Time and prior to the Expiration Time:

the Rights shall be exercisable; and

the registration and transfer of Rights shall be separate from and independent of Voting Shares.

Promptly following the Separation Time, the Company will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Voting Shares as of the Separation Time and, in respect of each Convertible Security converted into Voting Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Company will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than in either case an Acquiring Person and any Transferee whose rights are or become null and void pursuant to Section 0 and, in respect of any Rights Beneficially Owned by such Acquiring Person or Transferee which are not held of record by such Acquiring Person or Transferee, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)       a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time or at the time of conversion, as applicable, and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(y)       disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) only in respect of all Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Company to determine whether any Person is holding Shares which are Beneficially Owned by another Person, the Company may require such first Person to furnish such information and documentation as the Company deems necessary.

Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in Vancouver, Canada or any other office of the Rights Agent in cities designated from time to time for that purpose by the Company with the approval of the Rights Agent:

the Rights Certificate evidencing such Rights;

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the holder or such holder’s executors or administrators or other personal representatives or such holder’s or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

payment by certified cheque, banker’s draft, money order or wire transfer payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being exercised.

Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 0, which does not indicate that such Right is null and void as provided by Subsection 0, and payment as set forth in Clause 0, the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon as soon as practicable:

requisition from the transfer agent certificates representing the number of such Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Shares;

after receipt of the certificates referred to in Clause 0, deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

when appropriate, after receipt, deliver the cash referred to in Clause 0 to or to the order of the registered holder of such Rights Certificate; and

remit to the Company all payments received on the exercise of Rights.

In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 0) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

The Company covenants and agrees that it will:

take all such action as may be necessary and within its power to ensure that all Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

requirements of the British Columbia Business Corporations Act, the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada, and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Shares upon exercise of Rights;

use reasonable efforts to cause all Shares issued upon exercise of Rights to be listed on the stock exchanges and markets on which such Shares were traded immediately prior to the Separation Time;

pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being transferred or exercised; and

after the Separation Time, except as permitted by Sections 0 and 0, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 0.

In the event the Company shall at any time after the Record Time and prior to the Expiration Time:

declare or pay a dividend on Shares payable in Shares or Convertible Securities in respect thereof other than pursuant to any Dividend Reinvestment Plan;

subdivide or change the then outstanding Shares into a greater number of Shares;

consolidate or change the then outstanding Shares into a smaller number of Shares; or

issue any Shares (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Shares except as otherwise provided in this Section 0,

then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights) shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)       the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Share immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)       each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Shares with respect to which the original Rights were associated (if they remain outstanding) and the Shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares of capital stock other than Shares in a transaction of a type described in Clause 0 or 0, such shares of capital stock shall be treated herein as nearly equivalent to Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If an event occurs which would require an adjustment under both this Section 0 and Section 0, the adjustment provided for in this Section 0 shall be in addition to, and shall be made prior to, any adjustment required under Section 0.

In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any Shares otherwise than in a transaction referred to in this Subsection 0, each such Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Share.

In the event the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Shares (or Convertible Securities in respect of Shares) at a price per Share (or, in the case of a Convertible Security, having a conversion, exchange or exercise price per share, including the price required to be paid to purchase such Convertible Security) less than the Market Price per Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

the numerator of which shall be the number of Shares outstanding on such record date plus the number of Shares that the aggregate offering price of the total number of Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities, including the price required to be paid to purchase such Convertible Securities) would purchase at such Market Price per Share; and

the denominator of which shall be the number of Shares outstanding on such record date plus the number of additional Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Shares (or securities convertible into, or exchangeable or exercisable for Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Shares (whether from treasury or otherwise) pursuant to any Dividend Reinvestment Plan or any employee benefit plan, stock option plan or any similar plan shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in the case of any Dividend Reinvestment Plan or share purchase plan, the right to purchase Shares is at a price per Share of not less than 90% of the current market price per share (determined as provided in such plans) of the Shares.

In the event the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding rights, options or warrants expiring within 45 calendar days after such record date) to purchase Shares or Convertible Securities in respect of Shares, the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the evidences of indebtedness, cash, assets, rights, options or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right.

Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 0 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 0 shall be made to the nearest cent or to the nearest ten-thousandth of a Share. Any adjustment required by Section 0 shall be made as of:

the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to Subsection 0; or

the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Subsection 0 or 0, subject to readjustment to reverse the same if such dividend or distribution shall not be made.

In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any shares (other than Shares), or rights, options or warrants to subscribe for or purchase any such shares, or securities convertible into or exchangeable for any such shares, in a transaction referred to in Clause 0 or 0 or Subsections 0 or 0, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 0, 0 and 0 in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 0, 0 and 0, such adjustments, rather than the adjustments contemplated by Subsections 0, 0 and 0, shall be made. Subject to Subsection 0 and 0, the Company and the Rights Agent may, with the prior approval of the holders of the Shares amend this Agreement as appropriate to provide for such adjustments.

Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

Irrespective of any adjustment or change in the Exercise Price or the number of Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Share and the number of Shares which were expressed in the initial Rights Certificates issued hereunder.

In any case in which this Section 0 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

Notwithstanding anything contained in this Section 0 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 0, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

consolidation or subdivision of Shares;

issuance (wholly or in part for cash) of Shares or securities that by their terms are convertible into or exchangeable for Shares;

stock dividends; or

issuance of rights, options or warrants referred to in this Section 0,

hereafter made by the Company to holders of its Shares, subject to applicable taxation laws, shall not be taxable to such shareholders or shall subject such shareholders to a lesser amount of tax.

Whenever an adjustment to the Exercise Price is made pursuant to this Section 0, the Company shall:

promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

promptly file with the Rights Agent and with each transfer agent for the Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy;

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

Date on Which Exercise Is Effective

Each Person in whose name any certificate for Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the absolute holder of record of the Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 0 (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the Share transfer books of the Company are open.

Execution, Authentication, Delivery and Dating of Rights Certificates

The Rights Certificates shall be executed on behalf of the Company by any of its Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 0 hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

Each Rights Certificate shall be dated the date of countersignature thereof.

Registration, Transfer and Exchange

The Company will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent, at its office in the City of Vancouver, is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 0, the Company will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 0, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

Mutilated, Destroyed, Lost and Stolen Rights Certificates

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

As a condition to the issuance of any new Rights Certificate under this Section 0, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

Every new Rights Certificate issued pursuant to this Section 0 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

Persons Deemed Owners of Rights

The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Right shall mean the registered holder of such Right (or, prior to the Separation Time, of the associated Share).

Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 0, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Voting Share certificate representing such Right;

that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Voting Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

that, subject to the provisions of Section 0, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

that notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of preliminary or permanent injunctions or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulations or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ADJUSTMENTS TO THE RIGHTS

Flip-in Event

Subject to Subsection 0 and Section 0, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 0 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 0 shall have occurred).

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Share Acquisition Date by:

an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person); or

a transferee or other successor in title, directly or indirectly, (a “Transferee”) of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person), where such Transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person), that has the purpose or effect of avoiding Clause 0, shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration or transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not null and void under this Clause 0 shall be deemed to be an Acquiring Person for the purposes of this Clause 0 and such Rights shall become null and void.

From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 0, including without limitation, all such acts and things as may be required to satisfy the requirements of the British Columbia Business Corporations Act, the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada in respect of the issue of Shares upon the exercise of Rights in accordance with this Agreement.

Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 0 or 0 or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of such Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend and provided further that the fact that such legend does not appear on a certificate is not determinative of whether any Rights represented thereby are void under this Section.

THE RIGHTS AGENT

General

The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine with the approval of the Rights Agent and the Co-Rights Agent. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the fees and disbursements of any expert or advisor retained by the Rights Agent). The Company also agrees to indemnify the Rights Agent, and its officers, directors, employees and agents for, and to hold it and them harmless against, any loss, liability or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or such persons, for anything done or omitted by the Rights Agent or such persons in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

No provision contained in this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

Any Company into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any Company resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any Company succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Company would be eligible for appointment as a successor Rights Agent under the provisions of Section 0 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of certificates for Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent may reasonably consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Company) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer or Chief Financial Officer of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

the Rights Agent will be liable hereunder only for its own negligence, bad faith or willful misconduct;

the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 0 hereof) or any adjustment required under the provisions of Section 0 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 0 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer or Chief Financial Officer of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as practicable after the giving of such instructions;

the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Shares by registered or certified mail and to the holders of Rights in accordance with Section 0. The Company may remove the Rights Agent upon 30 days notice in writing, mailed to the Rights Agent and to each transfer agent of the Shares by registered or certified mail and to the holders of Rights in accordance with Section 0. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Company), may apply, at the Company’s expense, to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a Company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon payment in full of any outstanding amounts owing by the Company to the Rights Agent under this Agreement, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 0. Failure to give any notice provided for in this Section 0, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

MISCELLANEOUS

Redemption and Waiver

The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares or of the holders of Rights given in accordance with Section 0 or 0, as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 0 has not been waived pursuant to the provisions of this Section 0, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 0 in the event that an event of the type analogous to any of the events described in Section 0 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares given in accordance with Section 5.1(i), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 0, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Subsection 0, to waive the application of Section 0 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event and upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 0 to such particular Flip-in Event, provided that the Flip-in Event would occur by reason of a Take-over Bid made by way of take-over bid circular sent to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 0); provided that if the Board of Directors waives the application of Section 0 to a particular Flip-in Event pursuant to this Subsection 0, the Board of Directors shall be deemed to have waived the application of Section 0 to any other Flip-in Event subsequently occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 0.

may waive the application of Section 0 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement, and in the event such waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 0 must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 0 shall apply thereto.

The Board of Directors, shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person which has made a Permitted Bid, a Competing Permitted Bid or a Take-Over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to Subsection 0 the application of Section 0, takes up and pays for Voting Shares in connection with such Permitted Bid, Competing Permitted Bid or Take-over bid, as the case may be.

Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 0, all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances in which Subsection 0 is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Subsection 0 or 0, as the case may be, the right to exercise the Rights, will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

Within 10 Business Days after the Board of Directors elects or is deemed to elect, to redeem the Rights or if Subsection 0 is applicable within 10 Business Days after the holders of Shares of the holders of Rights have approved a redemption of Rights in accordance with Section 0 or 0, as the case may be, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Company may not redeem, acquire or purchase for value any Rights at any time in any manner other than specifically set forth in this Section 0 or in connection with the purchase of Shares prior to the Separation Time.

If a redemption of Rights pursuant to Subsection 0 or a waiver of a Flip-in Event pursuant to Section 0 is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws.

If a redemption of Rights pursuant to Subsection 0 is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s by-laws and the British Columbia Business Corporations Act with respect to meetings of shareholders of the Company.

Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 0 of this Agreement.

Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

Supplements and Amendments

The Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder. The Company may, prior to the date of the shareholders’ meeting to be held prior to the Meeting Deadline Date referred to in Section 0, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 0 to the contrary, no such supplement or amendment shall be made to the provisions of 0 except with the written concurrence of the Rights Agent to such supplement or amendment.

Subject to Subsection 0 and the prior approval of the Toronto Stock Exchange (if required), the Company may, with the prior approval of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Company.

Subject to Subsection 0, the Company may, with the prior approval of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of 0 except with the written concurrence of the Rights Agent thereto.

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s bylaws with respect to meetings of shareholders of the Company.

Any amendments made by the Company to this Agreement pursuant to Subsection 0 which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder shall:

if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 0, confirm or reject such amendment;

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 0, confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting (or any adjournment of such meeting) at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

Fractional Rights and Fractional Shares

The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Company shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 0, at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

The Company shall not be required to issue fractions of Shares upon exercise of Rights or to distribute certificates which evidence fractional Shares. In lieu of issuing fractional Shares, the Company shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Share that the fraction of a Share that would otherwise be issuable upon the exercise of such Right is of one whole Share at the date of such exercise.

Rights of Action

than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange, or any other applicable stock exchange or market.

Notice of Proposed Actions

In case the Company shall propose after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Company or the sale of all or substantially all of the Company’s assets, then, in each such case, the Company shall give to each holder of a Right, in accordance with Section 0 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking of such proposed action by the Company.

Notices

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Northern Dynasty Minerals Ltd.
15th Floor
1040 West Georgia Street
Vancouver, BC V6E 4H1

Attention:	President and CEO
Facsimile:	(604) 684-6365

Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.
3rd Floor
510 Burrard Street
Vancouver, BC V6C 3B9

Attention:	General Manager, Client Services
Facsimile:	(604) 661-9401

Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

Any notice given or made in accordance with this Section 0 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

Costs of Enforcement

The Company agrees that if the Company fails to fulfil any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder, on a solicitor and his own client basis, to enforce his rights pursuant to any Rights or this Agreement.

Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

Effective Date

Subject to Section 0, this Agreement:

shall be effective and in full force and effect in accordance with its terms from and after the Effective Date, and shall constitute the entire agreement between the parties pertaining to the subject matter hereof, as of such time on the Effective Date; and

shall expire and be of no further force or effect from and after the earlier of (the “Expiration Time”): (i) the Termination Time, and (ii) the time at which the annual meeting of shareholders of the Company held in 2019 terminates.

Notwithstanding Section 0, if this Agreement is not confirmed by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of approval of this Agreement and the Rights Plan at a meeting of shareholders to be held not later than the Meeting Deadline Date, then this Plan and all outstanding Rights shall terminate and be null and void and of no further force and effect from and after the Close of Business on the Meeting Deadline Date.

Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made or approved by the Board of Directors in connection herewith, in good faith, shall not subject the Board of Directors or any director of the Company to any liability to the holders of the Rights.

Compliance With Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) may apply to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under applicable Privacy Laws.

Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

Time of the Essence

Time shall be of the essence in this Agreement.

Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of May ♦, 2016.

NORTHERN DYNASTY MINERALS LTD.

Per:
Authorized Signatory

Per:
Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

Per:
Account Manager

Per:
Account Manager

ATTACHMENT 1

NORTHERN DYNASTY MINERALS LTD.

SHAREHOLDER RIGHTS AGREEMENT (as defined below)

[Form of Rights Certificate]

Rights

Certificate No.

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE TRUST, AND AMENDMENT OR TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS AGREEMENT (AS DEFINED BELOW). UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS AGREEMENT (AS DEFINED BELOW)), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of May 10, 2016 as the same may be amended or supplemented from time to time (the “Shareholder Rights Agreement”), between Northern Dynasty Minerals Ltd., a Company incorporated under the British Columbia Business Corporations Act, (the “Company”) and Computershare Investor Services Inc., a trust company incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid common share of the Company (a “Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Vancouver and Toronto. Until adjustment thereof in certain events as provided in the Shareholder Rights Agreement, the Exercise Price shall be:

(a)      until the Separation Time, an amount equal to three times the Market Price (as such term is defined in the Shareholder Rights Agreement), from time to time, per Share; and

(b)      from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Share.

In certain circumstances described in the Shareholder Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or shares of the Company other than Shares, or more or less than one Share, all as provided in the Shareholder Rights Agreement.

44

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Company and are available upon request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Company at a redemption price of $0.00001 per Right.

No fractional Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

45

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officer of the Company and its corporate seal.

Date:

NORTHERN DYNASTY MINERALS LTD.
Per:
Authorized Signatory
Per:
Authorized Signatory

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

Per:
Account Manager
Per:
Account Manager

46

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED _____________________________________________ hereby sells, assigns and transfers unto __________________________________________ _____________________________________________

__________________________________________________________________________________________
(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint , as attorney, to transfer the within Rights on the books of the Company, with full power of substitution.

Dated:
Signature

(Please print name of Signatory)

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.) Signature must be guaranteed by a Canadian chartered bank or trust company, a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States or a member of the Securities Transfer Association Medallion (Stamp) Program.

CERTIFICATE
(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(Please print name of Signatory)

__________________________________________________________________________________________
(To be attached to each Rights Certificate.)

47

FORM OF ELECTION TO EXERCISE

(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:

The undersigned hereby irrevocably elects to exercise _____________________ whole Rights represented by the attached Rights Certificate to purchase the Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:
Signature

(Please print name of Signatory)

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:
Signature

(Please print name of Signatory)

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member firm of a recognized stock exchange in Canada a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States or a member of the Securities Transfer Association Medallion (Stamp) Program.

48

CERTIFICATE
(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(Please print name of Signatory)

__________________________________________________________________________________________
(To be attached to each Rights Certificate.)

49

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election to Exercise is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Shareholder Rights Agreement). No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.